     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2000.

                                                      REGISTRATION NO. 333-35028
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------
                            TRIPATH TECHNOLOGY INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                         3674                            77-0407364
 (State or other jurisdiction   (Primary Standard Industrial             (I.R.S. Employer
              of                   Classification Number)             Identification Number)
Incorporation or Organization)

                              3900 FREEDOM CIRCLE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 567-3000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                              DR. ADYA S. TRIPATHI
                             CHAIRMAN OF THE BOARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            TRIPATH TECHNOLOGY INC.
                              3900 FREEDOM CIRCLE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 567-3000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          MICHAEL J. DANAHER, ESQ.                              ALLEN Z. SUSSMAN, ESQ.
             RAJ S. JUDGE, ESQ.                                LINDSAY C. FREEMAN, ESQ.
      WILSON SONSINI GOODRICH & ROSATI                            LORA D. BLUM, ESQ.
          PROFESSIONAL CORPORATION                          BROBECK, PHLEGER & HARRISON LLP
             650 Page Mill Road                                   Spear Street Tower
      Palo Alto, California 94304-1050                                One Market
               (650) 493-9300                               San Francisco, California 94105
                                                                    (415) 442-0900

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JUNE 30, 2000.


PROSPECTUS

                                     [LOGO]

                                7,500,000 SHARES

                                  COMMON STOCK
                                 $   PER SHARE

                                   ---------

    We are selling 7,500,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 1,125,000 additional shares of common stock from us under certain circumstances.

    This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "TRPH."

                                 --------------


    INVESTING IN OUR SHARES OF COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER SHARE            TOTAL
                                                              ----------         ----------
Initial public offering price                                 $                  $
Underwriting discount                                         $                  $
Proceeds to Tripath (before expenses)                         $                  $

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000

                            ------------------------

Salomon Smith Barney                                   Deutsche Banc Alex. Brown

                           U.S. Bancorp Piper Jaffray

                                                           Dain Rauscher Wessels

            , 2000

                         [EDGAR DESCRIPTION OF ARTWORK]

INSIDE FOLDOUT

    Pictures of products using our amplifiers with magnification of the name of the customer and our branding on each product.

INSIDE FRONT COVER

    Pictures that depict our Digital Power Processing brand name, and each market we are addressing: audio, DSL, and cellular phones. Our advantages in each market are also identified.

INSIDE BACK COVER

    Pictures that depict our amplifier products.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                 --------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      2
Risk Factors................................................      5
Special Note Regarding Forward-Looking Statements...........     16
Use of Proceeds.............................................     16
Dividend Policy.............................................     16
Capitalization..............................................     17
Dilution....................................................     18
Selected Financial Data.....................................     19
Management's Discussion And Analysis Of Financial Condition      20
  And Results Of Operations.................................
Business....................................................     26
Management..................................................     40
Certain Transactions........................................     49
Principal Stockholders......................................     50
Description Of Capital Stock................................     52
Shares Eligible For Future Sale.............................     55
Underwriters................................................     57
Legal Matters...............................................     59
Experts.....................................................     59
Available Information.......................................     59
Index to Financial Statements...............................    F-1


                                 --------------

    Until          , 2000, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    All trademarks and tradenames appearing in this prospectus are owned by their respective holders.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING, INCLUDING "RISK FACTORS," AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, INCLUDED ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE.

                            TRIPATH TECHNOLOGY INC.

    We have developed a patented technology called Digital Power Processing, which represents a fundamentally new approach to amplifier design. Using our technology, we design and sell semiconductor-based amplifiers that provide significant performance, power efficiency, size, weight and cost advantages over traditional amplifier technology. We believe that Digital Power Processing is a core technology applicable to many electronic products and systems in a broad range of markets.


    Traditional amplifiers use design approaches first developed in the 1930s. Amplifiers designed with traditional technology can only provide high signal quality by sacrificing power efficiency. Our Digital Power Processing combines modern advances in digital signal processing and power processing technologies. Our technology enables us to design amplifiers that achieve both high signal quality and high power efficiency. As a result, our technology allows manufacturers of electronics systems to reduce power consumption and improve battery life, to reduce the amount of power wasted as heat, and to reduce system size, weight and cost by using smaller, cheaper power supplies and reducing components used to control excess heat.



    We have focused initially on providing amplifiers for audio electronics applications. The high signal quality and other features of our products enable manufacturers of audio electronics systems to take fuller advantage of the improved sound quality made possible by digital technology such as CDs, DVDs, and Internet appliances. We are supplying amplifiers for consumer audio products such as DVD players and home theater systems where our technology allows manufacturers to reduce system size and weight and to provide high quality sound systems at a lower cost. We are supplying amplifiers for computer audio applications where our size and power efficiency advantages enable manufacturers to place our amplifiers inside the computer, to eliminate externally-powered speakers and to enhance the user's audio experience. We are also supplying amplifiers for automobile audio applications where our size and power efficiency advantages are enabling manufacturers to provide higher quality, multi-channel sound systems. Our audio electronics customers include Alpine Electronics, Carver Corporation, Creative Technology Ltd., Matsushita/Panasonic and Sony Corporation.



    We believe the power efficiency and high signal quality of our amplifiers also make them attractive for communications applications. We have begun offering amplifiers for use in digital subscriber line, or DSL, equipment where we believe our technology will enable service providers to support more subscribers. We do not expect to begin volume shipments of amplifiers for DSL applications before the first quarter of 2001. We are also developing amplifiers for digital cellular phones, where we believe the greater power efficiency of our technology will enable manufacturers to increase the battery life and reduce the size and weight of their phones. We do not expect to introduce amplifiers for digital cellular phones before 2002.



    We provide our products in the form of semiconductor chips and modules which contain multiple chips. We contract with STMicroelectronics Group and United Microelectronics Corporation to manufacture our semiconductors and we contract with other companies to assemble and test our products.


                             CORPORATE INFORMATION

    Our executive offices are located at 3900 Freedom Circle, Santa Clara, California 95054, and our telephone number is (408) 567-3000. We were incorporated in California in July 1995 and will be reincorporated in Delaware prior to this offering. Information contained on our web site is not a part of this prospectus.

                                  THE OFFERING


Common stock offered.........................  7,500,000 shares

Common stock to be outstanding after this
  offering...................................  28,411,241 shares

Use of proceeds..............................  For expansion of our sales and marketing activities, to invest in research and
                                               development for new and enhanced products and
                                               technologies, and for working capital and
                                               general corporate purposes, including
                                               strategic acquisitions of, or investments in
                                               related businesses, product lines and
                                               technologies.

Proposed Nasdaq National Market symbol.......  TRPH


                                 --------------


    The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000 and does not include the following:



    - 7,517,815 shares of common stock issuable as of June 30, 2000 upon the exercise of outstanding stock options issued under our stock option plan at a weighted average exercise price of $6.91 per share; and



    - 121,250 shares of common stock issuable as of June 30, 2000 upon the exercise of outstanding warrants with a weighted average exercise price of $1.08 per share.


                                 --------------

    Except as otherwise indicated, information in this prospectus assumes the following:

    - reincorporation into the State of Delaware and the filing of the amendment and restatement of our certificate of incorporation;

    - the conversion of all of our outstanding preferred stock into 9,084,566 shares of common stock; and

    - no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table summarizes the financial data of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    PERIOD FROM
                                     JULY 18,
                                       1995
                                    (INCEPTION)
                                      THROUGH                                                     THREE MONTHS
                                   DECEMBER 31,             YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                                   -------------   -----------------------------------------   -------------------
                                       1995          1996       1997       1998       1999       1999       2000
                                   -------------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenue..........................     $   --       $    --    $    --    $    180   $    648   $    32    $    742
Cost of revenue..................         --            --         --         196      2,420        19       1,487
                                      ------       -------    -------    --------   --------   -------    --------
Gross profit (loss)..............         --            --         --         (16)    (1,772)       13        (745)
                                      ------       -------    -------    --------   --------   -------    --------
Operating expenses:
  Research and development.......         17         1,111      2,055       5,409     11,429     2,354       2,847
  Selling, general and
    administrative...............        211           599      1,062       5,096      6,056     1,456       1,231
  Stock-based compensation.......         --            --         96      24,138     13,813     2,899       6,242
                                      ------       -------    -------    --------   --------   -------    --------
Total operating expenses.........        228         1,710      3,213      34,643     31,298     6,709      10,320
                                      ------       -------    -------    --------   --------   -------    --------
Loss from operations.............       (228)       (1,710)    (3,213)    (34,659)   (33,070)   (6,696)    (11,065)
Interest income..................         40           193        442       1,002      1,368       407         256
                                      ------       -------    -------    --------   --------   -------    --------
Net loss.........................     $ (188)      $(1,517)   $(2,771)   $(33,657)  $(31,702)  $(6,289)   $(10,809)
                                      ======       =======    =======    ========   ========   =======    ========
Basic and diluted net loss per
  share..........................     $(0.05)      $ (0.17)   $ (0.28)   $  (3.32)  $  (2.98)  $ (0.62)   $  (0.98)
Number of shares used to compute
  basic and diluted net loss per
  share..........................      4,098         8,850      9,844      10,143     10,624    10,188      11,049
Pro forma basic and diluted net
  loss per share.................                                                   $  (1.61)             $  (0.54)
Number of shares used to compute
  pro forma basic and diluted net
  loss per share.................                                                     19,709                20,134

    The following table provides a summary of our balance sheet as of March 31, 2000. The pro forma column gives effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column reflects the sale of 7,500,000 shares of common stock in this offering at the assumed initial public offering price of $13.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."


                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments and
  restricted cash...........................................  $ 13,475    $13,475      $102,700
Working capital.............................................    12,661     12,661       101,886
Total assets................................................    18,845     18,845       108,070
Convertible preferred stock.................................    49,611         --            --
Total stockholders' equity (deficit)........................   (34,464)    15,147       104,172

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND THE INFORMATION INCORPORATED IN THIS PROSPECTUS BY REFERENCE, BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY AND DEPENDENCE ON NEW TECHNOLOGIES MAKE IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

    We were incorporated in July 1995, but did not begin shipping products until 1998. Many of our products have only recently been introduced. Accordingly, we have limited historical financial information and operating history upon which you may evaluate us and our prospects. Our prospects must be considered in light of the risks, challenges and difficulties frequently encountered by companies in their early stage of development, particularly companies in intensely competitive and rapidly evolving markets such as the semiconductor industry. We cannot be sure that we will be successful in addressing these risks and challenges.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

    As of March 31, 2000, we had an accumulated deficit of $80.6 million. We incurred net losses of approximately $10.8 million in the three months ended March 31, 2000, $31.7 million in 1999 and $33.7 million in 1998. We expect to continue to incur net losses and these losses may be substantial. Furthermore, we expect to generate significant negative cash flow in the future. We will need to generate substantially higher revenue to achieve and sustain profitability and positive cash flow. Our recent revenue growth may not be sustainable and should not be considered indicative of future revenue growth. Our ability to generate future revenue and achieve profitability will depend on a number of factors, many of which are described throughout this section. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, our share price and the value of your investment would likely decline.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH MAY CAUSE OUR SHARE PRICE TO DECLINE.

    Our quarterly operating results have fluctuated significantly in the past and are likely to continue to do so in the future. The many factors that could cause our quarterly results to fluctuate include:

    - level of sales;

    - mix of high and low margin products;

    - availability and pricing of wafers;

    - timing of introducing new products, including lower cost versions of existing products;

    - fluctuations in manufacturing yields and other problems or delays in the fabrication, assembly, testing or delivery of products; and

    - rate of development of target markets.

    A large portion of our operating expenses, including salaries, rent and capital lease expenses, are fixed. If we experience a shortfall in revenues relative to our expenses, we may be unable to reduce our expenses quickly enough to achieve quarterly operating results that meet the expectations of securities analysts and investors. In addition, we intend to increase our operating expenses in 2000 and 2001. We do not know whether our business will grow rapidly enough to absorb these costs. As a result, our operating results could fluctuate, and such fluctuations could cause the market price of our common stock to decline. We do not believe that period-to-period comparisons of our revenues and operating results are necessarily meaningful. You should not rely on the results of any one quarter as an indication of future performance.

WE RELY ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUE AND A DECREASE IN REVENUE FROM THESE CUSTOMERS COULD SERIOUSLY HARM OUR BUSINESS.

    A relatively small number of customers have accounted for a significant portion of our revenues to date. Any reduction or delay in sales of our products to one or more of these key customers could seriously reduce our sales volume and revenue. In particular, sales to Komatsu Semiconductor Corporation, the purchasing agent for Sony Corporation, accounted for 78.0% of total revenue in 1999, and sales to Komatsu and to Creative Technology Ltd. accounted for 68.0% and 14.1% of total revenue in the three months ended March 31, 2000. Moreover, sales to our five largest customers represented approximately 96.8% of our total revenue in the three months ended March 31, 2000 and 80.8% of our total revenue in 1999. We expect that we will continue to rely on the success of our largest customers and on our success in selling our existing and future products to those customers in significant quantities. We cannot be sure that we will retain our largest customers or that we will be able to obtain additional key customers.


WE CURRENTLY RELY ON SALES OF ONE PRODUCT FOR A SIGNIFICANT PORTION OF OUR REVENUE, AND THE FAILURE OF THIS PRODUCT TO BE SUCCESSFUL IN THE FUTURE COULD SUBSTANTIALLY REDUCE OUR SALES.



    We currently rely on sales of our TA2020 digital audio amplifier to generate a significant portion of our revenue. Sales of this product amounted to 33.2% of our revenue in 1999 and 63.2% of our revenue in the three months ended March 31, 2000. We have developed additional products and plan to introduce more products in the future but there can be no assurance that these products will be commercially successful. Consequently, if our existing products are not successful, our sales could decline substantially.


OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT IF OR WHEN A SALE WILL BE MADE AND TO FORECAST OUR REVENUE AND BUDGET EXPENSES, WHICH MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS.

    Because of our lengthy sales cycles, we may experience a delay between increasing expenses for research and development, sales and marketing, and general and administrative efforts, as well as increasing investments in inventory, and the generation of revenue, if any, from such expenditures. In addition, the delays inherent in such lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans, which could result in the loss of anticipated sales by us. Our new products are generally incorporated into our customers' products or systems at the design stage. To have our products selected for design into new products of current and potential customers, commonly referred to as design wins, often requires significant expenditures by us without any assurance of success. Once we have achieved a design win, our sales cycle will start with the test and evaluation of our products by the potential customer and design of the customer's equipment to incorporate our products. Generally, different parts have to be redesigned in order to successfully incorporate our devices into our customers' products. The sales cycle for the test and evaluation of our products can range from a minimum of three to six months, and it can take a minimum of an additional six to nine months before a customer commences volume production of equipment that incorporates our products. Achieving a design win provides no assurance that such customer will ultimately ship products incorporating our products or that such products will be commercially successful. Our revenue or prospective revenue would be reduced if a significant customer curtails, reduces or delays orders during our sales cycle, or chooses not to release products incorporating our products.

OUR CUSTOMERS MAY CANCEL OR DEFER PRODUCT ORDERS, WHICH COULD RESULT IN EXCESS INVENTORY.

    Our sales are generally made pursuant to individual purchase orders that may be canceled or deferred by customers on short notice without significant penalty. To date we have not had any cancellations or deferrals by customers, however, cancellation or deferral of product orders could result in us holding excess inventory, which could seriously harm our profit margins and restrict our ability to fund our operations. We recognize revenue upon shipment of products to the customer. Although we have not experienced customer refusals to accept shipped products or difficulties in collecting accounts receivable, such refusals or collection difficulties could result in significant charges against income, which could seriously harm our revenues and our cash flow.

WE MAY EXPERIENCE DIFFICULTIES IN THE INTRODUCTION OF NEW OR ENHANCED PRODUCTS THAT COULD RESULT IN SIGNIFICANT, UNEXPECTED EXPENSES OR DELAY THEIR LAUNCH, WHICH WOULD HARM OUR BUSINESS.

    Our failure or our customers' failure to develop and introduce new products successfully and in a timely manner would seriously harm our ability to generate revenues. Consequently, our success depends on our ability to develop new products for existing and new markets, introduce such products in a timely and cost-effective manner and to achieve design wins. The development of these new devices is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products. The successful introduction of a new product may currently take up to 18 months. Successful product development and introduction depends on a number of factors, including:

    - accurate prediction of market requirements and evolving standards;

    - accurate new product definition;

    - timely completion and introduction of new product designs;

    - availability of foundry capacity;

    - achieving acceptable manufacturing yields; and

    - market acceptance of our products and our customers' products.

IF WE ARE UNABLE TO HIRE OR RETAIN KEY PERSONNEL, WE MIGHT NOT BE ABLE TO OPERATE OUR BUSINESS SUCCESSFULLY.

    We may not be successful in recruiting and retaining executive officers and other key management and technical personnel. The competition for such employees is intense, particularly in Silicon Valley and particularly for experienced mixed-signal circuit designers, systems applications engineers and experienced executive personnel. A high level of technical expertise is required to support the implementation of our technology in our existing and new customers' products. We will need to hire a number of additional technical personnel if we are to increase the rate at which we develop new products and if we are to provide adequate technical support to a larger number of customers. In addition, the loss of the management and technical expertise of Dr. Adya S. Tripathi, our founder, president and chief executive officer, could seriously harm us. We do not have any employment contracts with our employees.

IF WE FAIL TO IMPROVE OUR OPERATIONAL SYSTEMS AND CONTROLS TO MANAGE FUTURE GROWTH, OUR BUSINESS COULD BE SERIOUSLY HARMED.


    We have experienced a period of rapid growth, expanding from 22 employees in December 1997 to 121 employees in June 2000. This expansion has placed, and continues to place, significant demands on our resources. We must continue to improve our operational, financial and management information systems to keep pace with the growth of our business. In particular, the implementation of our new management information system, which is scheduled to begin in the second quarter of 2000, may cause problems and result in disruption of our operations. We cannot be sure that our efforts to improve our systems can be accomplished successfully.


WE MAY ENGAGE IN ACQUISITIONS THAT MAY HARM OUR OPERATING RESULTS, DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

    As part of our business strategy, we expect to review acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. Our future acquisitions could result in:

    - potentially dilutive issuances of equity securities;

    - large one-time write-offs;

    - the incurrence of debt and contingent liabilities; and

    - the incurrence of amortization expenses related to goodwill and other intangible assets.

    Such actions by us could seriously harm our results of operations and the price of our common stock. Furthermore, acquisitions entail numerous risks, including:

    - difficulties in the assimilation and integration of operations, personnel, technologies, products and the information systems of the acquired companies;

    - diversion of management's attention from other business concerns;

    - risks of entering geographic or business markets in which we have no or limited prior experience; and

    - the potential loss of key employees.

    Since we have not made any material acquisitions in the past, we cannot be sure that we will be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future.

                         RISKS RELATED TO MANUFACTURING

WE DEPEND ON TWO OUTSIDE FOUNDRIES FOR OUR SEMICONDUCTOR DEVICE MANUFACTURING REQUIREMENTS.

    We do not own or operate a fabrication facility, and substantially all of our semiconductor device requirements are currently supplied by two outside foundries, United Microelectronics Corporation, or UMC, in Taiwan and STMicroelectronics Group in Europe. Although we primarily utilize these two outside foundries, most of our components are not manufactured at both foundries at any given time. As a result, each foundry is a sole source for certain products. There are significant risks associated with our reliance on outside foundries, including:

    - the lack of guaranteed wafer supply;

    - limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

    - the unavailability of or delays in obtaining access to key process technologies.

    In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although we work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Due to supply shortages in the wafer market, our wafer supply costs have increased significantly from the first quarter to the second quarter of 2000.

    We provide our foundries with continuous forecasts of our production requirements; however, the ability of each foundry to provide us with semiconductor devices is limited by the foundry's available capacity. In many cases, we place our orders on a purchase order basis, and foundries may allocate capacity to the production of other companies' products while reducing the deliveries to us on short notice. In particular, foundry customers that are larger and better financed than us or that have long-term agreements with our foundries may cause such foundries to reallocate capacity in a manner adverse to us. In addition, if we choose to use a new foundry, several months are typically required to complete the qualification process before we can begin shipping products from the new foundry. If we encounter shortages or delays in obtaining semiconductor devices for our products in sufficient quantities when required, delivery of our products could be delayed, resulting in customer dissatisfaction and decreased revenues. In the event either foundry suffers any damage or destruction to their respective facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. Even our current outside foundries would need to have certain manufacturing processes qualified in the event of disruption at another foundry, which we may not be able to accomplish in a timely enough manner to prevent an interruption in supply of the affected products.

WE DEPEND ON THIRD-PARTY SUBCONTRACTORS FOR MOST OF OUR SEMICONDUCTOR ASSEMBLY AND TESTING REQUIREMENTS AND ANY UNEXPECTED INTERRUPTION IN THEIR SERVICES COULD CAUSE US TO MISS SCHEDULED SHIPMENTS TO CUSTOMERS AND TO LOSE REVENUES.

    Semiconductor assembly and testing are complex processes which involve significant technological expertise and specialized equipment. As a result of our reliance on third-party subcontractors for assembly and testing of our products, we cannot directly control product delivery schedules, which has in the past, and could in the future, result in product shortages or quality assurance problems that could increase the costs of manufacture, assembly or testing of our products. Almost all of our products are assembled and tested by one of four subcontractors, AMBIT Microsystems Corporation in Taiwan, ST Assembly Test Services Ltd. in Singapore, Amkor Technology, Inc. in the Philippines, and ISE Labs Assembly in the United States. We do not have long-term agreements with any of these suppliers and retain their services on a per order basis. The availability of assembly and testing services from these subcontractors could be adversely affected in the event a subcontractor suffers any damage or destruction to their respective facilities, or in the event of any other disruption of assembly and testing capacity. Due to the amount of time normally required to qualify assemblers and testers, if we are required to find alternative manufacturing assemblers or testers of our components, shipments could be delayed. Any problems associated with the delivery, quality or cost of our products could seriously harm our business.

FAILURE TO TRANSITION OUR PRODUCTS TO INCREASINGLY SMALLER SEMICONDUCTOR CHIP SIZES AND PACKAGING COULD CAUSE US TO LOSE OUR COMPETITIVE ADVANTAGE AND REDUCE OUR GROSS MARGINS.

    We evaluate the benefits, on a product-by-product basis, of migrating to smaller semiconductor process technologies in order to reduce costs and have commenced migration of some products to smaller semiconductor processes. We believe that the transition of our products to increasingly smaller semiconductor processes will be important for us to reduce manufacturing costs and to remain competitive. Moreover, we are dependent on our relationships with our foundries to migrate to smaller semiconductor processes successfully. We cannot be sure that our future process migrations will be achieved without difficulties, delays or increased expenses. Our gross margins would be seriously harmed if any such transition is substantially delayed or inefficiently implemented.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL THAT COULD HARM OUR OPERATING RESULTS.

    We currently obtain almost all of our manufacturing, assembly and test services from suppliers located outside the United States and may expand our manufacturing activities abroad. Approximately 95.3% of our total revenue in the three months ended March 31, 2000 was derived from sales to independent customers based outside the United States. In 1999, approximately 94.6% of our total revenue was derived from sales to independent customers based outside of the United States. In addition, we often ship products to our domestic customers' international manufacturing divisions and subcontractors. Accordingly, we are subject to risks inherent in international operations, which include:

    - political, social and economic instability;

    - trade restrictions and tariffs;

    - the imposition of governmental controls;

    - exposure to different legal standards, particularly with respect to intellectual property;

    - import and export license requirements;

    - unexpected changes in regulatory requirements;

    - difficulties in collecting receivables; and

    - potentially adverse tax consequences.

    In particular, certain Asian countries have in recent years experienced significant economic difficulties, including currency devaluation and instability, business failures and a generally depressed business climate, particularly in the semiconductor industry. In view of our reliance on Asian foundries and assemblers, and our expanded international operations, any future economic downturns in the Asian economy may seriously harm our business.

    Moreover, demand for our products could be harmed by seasonality of international sales and economic conditions in our primary overseas markets. All of our international sales to date have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Conversely, a decrease in the value of the U.S. dollar relative to foreign currencies would increase the cost of our overseas manufacturing, which would reduce our gross margins.

SOME OF OUR MANUFACTURERS AND CUSTOMERS ARE LOCATED IN GEOGRAPHIC REGIONS WITH INCREASED RISKS OF NATURAL DISASTERS, LABOR STRIKES OR POLITICAL UNREST, WHICH COULD DISRUPT OUR OPERATIONS.


    Three of our manufacturers and eight of our customers are located in the Pacific Rim region. Except for certain wafers that are manufactured in Italy, all of the components in our products are manufactured in the Pacific Rim region. Sales to customers located in the Pacific Rim region were 91.4% of our total revenue in the three months ended March 31, 2000 and 89.8% of our total revenue in the year ended December 31, 1999. The risk of earthquakes in this region, particularly in Taiwan, is significant due to the proximity of major earthquake fault lines. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region likely would result in the disruption of our foundry partners' assembly and testing capacity and the ability of our customers to purchase our products. Labor strikes or political unrest in these regions would likely also disrupt operations of our foundries and customers. In particular, recently there has been political unrest between China and Taiwan. Any disruption resulting from such events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly and testing from the affected contractor to another third-party vendor. We cannot be sure that such alternative capacity could be obtained on favorable terms, if at all.

Moreover, any such disruptions could also cause significant decreases in our sales to these customers until our customers resume normal purchasing volumes.


                       RISKS RELATED TO OUR PRODUCT LINES

OUR ABILITY TO ACHIEVE REVENUE GROWTH WILL BE HARMED IF WE ARE UNABLE TO PERSUADE ELECTRONIC SYSTEMS MANUFACTURERS TO ADOPT OUR NEW AMPLIFIER TECHNOLOGY.

    We face difficulties in persuading manufacturers to adopt our products using our new amplifier technology. Traditional amplifiers use design approaches developed in the 1930s. These approaches are still used in most amplifiers and engineers are familiar with these design approaches. In order to adopt our products, manufacturers and engineers must understand and accept our new technology. To take advantage of our products, manufactures must redesign their systems, particularly components such as the power supply and heat sinks. Manufacturers must work with their suppliers to obtain modified components and they often must complete lengthy evaluation and testing. In addition, our amplifiers are often more expensive as components than traditional amplifiers. For these reasons, prospective customers may be reluctant to adopt our technology.

WE CURRENTLY DEPEND ON HIGH-END CONSUMER AUDIO MARKETS WHICH ARE TYPICALLY CHARACTERIZED BY AGGRESSIVE PRICING, FREQUENT NEW PRODUCT INTRODUCTIONS AND INTENSE COMPETITION.

    A substantial portion of our current revenue is generated from sales of products that address the high-end consumer audio markets, including home theater, computer audio, and the automotive audio markets. These markets are characterized by frequent new product introductions, declining prices and intense competition. Pricing in these markets is aggressive, and we expect pricing pressure to continue. In the computer audio segment, our success depends on consumer awareness and acceptance of existing and new products by our customers and consumers in particular, the elimination of externally-powered speakers. In the automotive audio segment, we face pressure from our customers to deliver increasingly higher-powered solutions under significant engineering limitations due to the size constraints in car dashboards. In addition, our ability to obtain prices higher than the prices of traditional amplifiers will depend on our ability to educate manufacturers and their customers about the benefits of our products. Failure of our customers and consumers to accept our existing or new products will seriously harm our operating results.

IF WE ARE NOT SUCCESSFUL IN DEVELOPING AND MARKETING NEW AND ENHANCED PRODUCTS FOR THE DSL HIGH SPEED COMMUNICATIONS MARKETS THAT KEEP PACE WITH TECHNOLOGY AND OUR CUSTOMERS' NEEDS, OUR OPERATING RESULTS WILL SUFFER.

    The market for our DSL products is new and emerging, and is characterized by rapid technological advances, intense competition and a relatively small number of potential customers. This will likely result in price erosion on existing products and pressure for cost-reduced future versions. We are currently sampling and field testing our first product for the DSL market and we have not received any large volume orders. Implementation of our products require manufacturers to accept our technology and redesign their products. If potential customers do not accept our technology or experience problems implementing our devices in their products, our products could be rendered obsolete and our business would be harmed. If we are unsuccessful in introducing future products with enhanced performance, our ability to achieve revenue growth will be seriously harmed.

WE MAY EXPERIENCE DIFFICULTIES IN THE INTRODUCTION OF AMPLIFIER PRODUCTS FOR USE IN THE CELLULAR PHONE MARKET THAT COULD RESULT IN SIGNIFICANT EXPENSES OR DELAY IN THEIR LAUNCH.

    We are currently developing a line of amplifier products for use in the cellular phone market. The first in this family of products is being designed for use in particular types of cellular phones which use a digital wireless transmission method known as Code Division Multiple Access, or CDMA. We currently have no design wins or customers for these products under development. We may not introduce our amplifier products for the cellular phone market on time, and such products may never achieve market acceptance. Furthermore, competition in the cellular phone market is likely to result in price reductions, shorter product life cycles, reduced gross margins and longer sales cycles.

INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY AND IN THE CONSUMER AUDIO AND COMMUNICATIONS MARKETS COULD PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY.

    The consumer audio, personal computer, communications and semiconductor industries are highly competitive. We compete with a number of major domestic and international suppliers of semiconductors in the audio and communications markets. We also may face competition from suppliers of products based on new or emerging technologies. Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the promotion and sale of their products than us. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, existing or new competitors may in the future develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost or develop new technologies that may render our technology obsolete. We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors, or that our business will not be harmed by increased competition.

OUR PRODUCTS ARE COMPLEX AND MAY HAVE ERRORS AND DEFECTS THAT ARE DETECTED ONLY AFTER DEPLOYMENT IN CUSTOMERS' PRODUCTS, WHICH MAY HARM OUR BUSINESS.

    Products such as those that we offer may contain errors and defects when first introduced or as new versions are released. We have in the past experienced such errors and defects, in particular in the development stage of a new product. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our reputation and seriously harm our ability to retain our existing customers and to attract new customers. Moreover, such errors and defects could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require substantial redesign, manufacturing and testing which would result in significant expenditures of capital and resources. Despite testing conducted by us, our suppliers and our customers, we cannot be sure that errors and defects will not be found in new products after commencement of commercial production. Such errors and defects could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. Any such event could result in the delay or loss of market acceptance of our products and would likely harm our business.

DOWNTURNS IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY AND RAPID TECHNOLOGICAL CHANGE COULD RESULT IN SUBSTANTIAL PERIOD-TO-PERIOD FLUCTUATIONS IN WAFER SUPPLY, PRICING AND AVERAGE SELLING PRICES WHICH MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

    We provide semiconductor devices to the audio, personal computer and communications markets. The semiconductor industry is highly cyclical and subject to rapid technological change and has been subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. The semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, we may experience substantial period-to-period fluctuations in future results of operations due to general semiconductor industry conditions, overall economic conditions or other factors, many of which are outside our control. Due to these risks, you should not rely on period-to-period comparisons to predict our future performance.

                   RISKS RELATED TO OUR INTELLECTUAL PROPERTY

OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS MAY BE INSUFFICIENT TO PROTECT OUR COMPETITIVE POSITION.

    Our business depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. We cannot be sure that such measures will provide meaningful protection for our proprietary technologies and processes. We have five issued United States patents, two allowed United States patent applications and 20 additional United States patent applications which are pending. We cannot be sure that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficient to protect our technology. In addition, we cannot be sure that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us meaningful protection. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to agree to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

    We also generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Some of our customers have entered into agreements with us pursuant to which such customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES WHICH COULD DIVERT MANAGEMENT'S ATTENTION AND COULD BE COSTLY.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, we may receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. We cannot be sure that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets or the invalidity of one or more patents held by us will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not seriously harm our business. For example, in a patent or trade secret action, an injunction could be issued against us requiring that we withdraw particular products from the market or necessitating that specific products offered for sale or under development be redesigned.

    We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement, misappropriation or misuse of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, we would likely incur significant costs and diversion of our management and personnel resources with respect to the defense of such claims, which could also seriously harm our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot be sure that under such circumstances a license would be available on commercially reasonable terms, if at all. Moreover, we often incorporate the intellectual property of our strategic customers into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property. We cannot be sure that the steps taken by us to prevent our, or our customers', misappropriation or infringement of the intellectual property will be successful.

              RISKS RELATING TO OUR COMMON STOCK AND THE OFFERING

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE MAY DECLINE AFTER THIS OFFERING.

    Prior to this offering, you could not buy or sell our common stock on a public market. The initial public offering price of our common stock will be determined by negotiation among us and representatives of the underwriters and may not be indicative of the price that will prevail in the open market after this offering. In addition, we cannot be certain that an active trading market for our common stock will develop or be sustained, or that the price of our stock will not decline after this offering.

MARKET FLUCTUATIONS COULD NEGATIVELY IMPACT THE MARKET PRICE OF OUR COMMON
STOCK.

    The stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. We expect that the market price of our common stock will fluctuate as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price for our common stock may rise and fall in response to various factors including:

    - announcements of technological innovations or new products, or competitive developments;

    - changes in earnings estimates or investment recommendations by securities analysts;

    - investor perceptions and expectations regarding our products;

    - acquisitions or strategic alliances by us or our competitors; and

    - the gain or loss of a significant customer or order.

    In addition, market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock.

BECAUSE A LIMITED NUMBER OF PERSONS, INCLUDING DIRECTORS AND EXECUTIVE OFFICERS, OWN A MAJORITY OF OUR COMMON STOCK AND THEREFORE CONTROL OUR COMPANY, DECISIONS MAY BE MADE BY THEM THAT MAY BE DETRIMENTAL TO YOUR INTERESTS.


    Immediately following the offering, our directors and executive officers will beneficially own approximately 38.1% of the outstanding common stock. In particular, immediately following the offering, our founder, Dr. Adya Tripathi, will beneficially own an aggregate of approximately 36.0% of the outstanding common stock. Accordingly, such persons will have sufficient voting power to control the outcome of matters, including the election of a majority of the board of directors, and any merger, consolidation or sale of all or substantially all of our assets, submitted to our stockholders for approval and will also have control over our management and affairs. As a result of such control, these stockholders will be able to control the outcome of corporate actions requiring stockholder approval. These corporate actions include proxy contests, mergers involving us, tender offers, open market purchase programs or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price for their shares of common stock. This concentration of ownership could also adversely affect our stock's market price.


SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET AFTER THIS OFFERING COULD DEPRESS OUR STOCK PRICE AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY SECURITIES.


    Upon completion of the offering, we will have approximately 28,411,241 shares of common stock outstanding based upon shares outstanding as of June 30, 2000 and assuming no exercise of outstanding options after June 30, 2000. All of these shares will be freely tradable without restriction or further registration under the federal securities laws, except for shares purchased in this offering by or held by our affiliates. In addition, as of June 30, 2000, there were outstanding options and warrants to purchase 7,639,065 shares of common stock. In the future, we may register for resale the shares underlying the outstanding options and grant additional options.


    While our existing stockholders and option holders are generally subject to lock-up agreements, when these restrictions expire 180 days after the date of the final prospectus, these shares will be eligible for sale, in some cases without restriction. In addition, Salomon Smith Barney Inc., in its sole discretion, at any time without notice, may release all or any portion of the shares subject to the lock-up agreements without notice, which would result in more shares being available for sale in the public market at an earlier date. A sale of a substantial number of shares, particularly by our directors and officers, or the perception that this sale could occur, could have an adverse effect on the price of our common stock.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF US AND MAY REDUCE THE MARKET PRICE OR OUR COMMON STOCK.

    Provisions of our certificate of incorporation and bylaws in effect after completion of this offering and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus or incorporated by reference are forward-looking, including, without limitation, the statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors."

                                USE OF PROCEEDS


    We will receive estimated net proceeds of approximately $89.0 million from the sale of shares of our common stock in this offering (or approximately $102.6 million if the underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses.


    We expect to use the net proceeds from this offering to expand our sales and marketing activities, to invest in research and development for new and enhanced products and technologies, and for working capital and general corporate purposes, including strategic acquisitions of, or investments in related businesses, product lines and technologies. We currently have no commitments or agreements relating to any such transactions. Pending use of the net proceeds, we will invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on shares of our common stock. We currently intend to retain future earnings, if any, for use in our business, and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2000. The pro forma column gives effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering. The pro forma as adjusted column gives effect to our sale and issuance of 7,500,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus.


                                                                        MARCH 31, 2000
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------   ---------   -----------
                                                                        (IN THOUSANDS)
Convertible preferred stock.................................  $  49,611   $     --      $     --
                                                              ---------   --------      --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value, 60,000,000 shares
    authorized, 11,298,480 shares issued and outstanding,
    actual; 20,383,046 shares issued and outstanding, pro
    forma; 27,883,046 shares issued and outstanding, pro
    forma as adjusted.......................................         11         20            28
  Additional paid-in capital................................     61,285    110,887       199,904
  Stockholder notes receivable..............................       (736)      (736)         (736)
  Deferred stock-based compensation.........................    (14,380)   (14,380)      (14,380)
  Accumulated deficit.......................................    (80,644)   (80,644)      (80,644)
                                                              ---------   --------      --------
  Total stockholders' equity (deficit)......................    (34,464)    15,147       104,172
                                                              ---------   --------      --------
    Total capitalization....................................  $  15,147   $ 15,147      $104,172
                                                              =========   ========      ========


    The shares of common stock outstanding in the actual, pro forma and pro forma as adjusted columns exclude:


    - 7,517,815 shares of common stock issuable as of June 30, 2000 upon the exercise of outstanding stock options under our stock option plans at a weighted average exercise price of $6.91 per share;



    - 121,250 shares of common stock issuable as of June 30 upon the exercise of outstanding warrants with a weighted average exercise price of $1.08 per share;


    - exercise by the underwriters of the over-allotment option.

                                    DILUTION


    Purchasers of the common stock offered by this prospectus will suffer an immediate and substantial dilution in the net tangible book value per share. Dilution is the amount by which the initial public offering price paid by the purchasers of the shares of common stock will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined. As of March 31, 2000, we had a negative tangible book value of $34.5 million, or $3.05 per share. After giving effect to conversion of our preferred stock to common stock and this offering at an assumed initial public offering price of $13.00 per share, the application of the proceeds of this offering as described under "Use of Proceeds," and after deducting the assumed underwriters' discount and estimated offering expenses, our pro forma tangible book value as of March 31, 2000, would have been $104.2 million, or $3.74 per share. This represents an immediate increase in net tangible book value to existing stockholders of $6.79 per share and an immediate dilution to new investors of $9.26 per share. The following table illustrates this per share dilution:



                                                                         PER SHARE
                                                                         ---------
Assumed initial public offering price.......................              $13.00
  Net tangible book value per share before this offering....   $(3.05)
  Increase in net tangible book value per share attributable
    to this offering........................................     6.79
                                                               ------
Pro forma net tangible book value per share after this
  offering..................................................                3.74
                                                                          ------
Dilution to new investors...................................              $ 9.26
                                                                          ======


    The following table summarizes on a pro forma as adjusted basis as of March 31, 2000, the number of shares of common stock purchased from us, the estimated value of the total consideration paid for or attributed to such common stock, and the average price per share paid by or attributable to existing stockholders and new investors purchasing shares in this offering at an assumed initial public offering price of $13.00 per share and before deducting the underwriting discount and commissions and estimated offering expenses.

                                                SHARES OF COMMON             TOTAL CASH
                                                      STOCK                CONSIDERATION
                                                  PURCHASED OR        ------------------------
                                                    CONVERTED         (IN MILLIONS)               AVERAGE
                                              ---------------------   -------------              PRICE PER
                                                NUMBER     PERCENT       AMOUNT       PERCENT      SHARE
                                              ----------   --------   -------------   --------   ---------
Existing stockholders.......................  11,298,480      40.5%       $  1.3          0.9%     $0.12
Converting preferred stockholders...........   9,084,566      32.6          49.6         33.4       5.46
New investors...............................   7,500,000      26.9          97.5         65.7      13.00
                                              ----------    ------        ------       ------
  Total.....................................  27,883,046     100.0%       $148.4        100.0%
                                              ==========    ======        ======       ======

    Based on the shares outstanding as of March 31, 2000, the existing stockholders will hold 20,383,046 shares or 73.1% of the total number of shares of common stock outstanding after this offering.


    The foregoing tables assume no exercise of any outstanding stock options to purchase common stock under our 2000 Employee Stock Purchase Plan and 2000 Stock Plan and no exercise of warrants. As of March 31, 2000, there were outstanding options to purchase 4,045,084 shares of common stock at a weighted average exercise price of $1.40 per share and outstanding warrants to purchase an additional 121,250 shares of common stock at an exercise price of $1.08 per share. From April 1, 2000 through June 30, 2000 we granted an additional 3,472,731 shares subject to options. As of June 30, 2000, there were outstanding options to purchase 7,517,815 shares of common stock. If all of the options and warrants have been exercised in connection with the offering, the pro forma as adjusted tangible book value as of March 31, 2000 would have been $110.0 million and the pro forma net tangible book value per share would have been $3.43 per share, causing dilution to new investors of $9.57.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes appearing elsewhere in this prospectus. The balance sheet data as of December 31, 1998 and 1999 and the statement of operations data for the years ended December 31, 1997, 1998 and 1999 have been derived from our audited financial statements appearing elsewhere in this prospectus. The balance sheet data as of December 31, 1995, 1996 and 1997 and the statement of operations data for the year ended December 31, 1996 and for the period from July 18, 1995 (inception) to December 31, 1995 have been derived from audited financial statements not included in this prospectus. The balance sheet data as of March 31, 2000 and the statement of operations data for the three months ended March 31, 1999 and 2000 have been derived from unaudited financial statements appearing elsewhere in this prospectus. Our unaudited financial statements were prepared by our management on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in our opinion, include all adjustments necessary to present the information in accordance with generally accepted accounting principles. Results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the year ending December 31, 2000.

                                            PERIOD FROM
                                           JULY 18, 1995                                                   THREE MONTHS
                                           (INCEPTION) TO                                                      ENDED
                                            DECEMBER 31,             YEAR ENDED DECEMBER 31,                 MARCH 31,
                                           --------------   -----------------------------------------   -------------------
                                                1995          1996       1997       1998       1999       1999       2000
                                           --------------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenue..................................      $   --       $    --    $    --    $    180   $    648   $    32    $    742
Cost of revenue..........................          --            --         --         196      2,420        19       1,487
                                               ------       -------    -------    --------   --------   -------    --------
Gross profit (loss)......................          --            --         --         (16)    (1,772)       13        (745)
                                               ------       -------    -------    --------   --------   -------    --------
Operating expenses:
  Research and development...............          17         1,111      2,055       5,409     11,429     2,354       2,847
  Selling, general and
    administrative.......................         211           599      1,062       5,096      6,056     1,456       1,231
  Stock-based compensation...............          --            --         96      24,138     13,813     2,899       6,242
                                               ------       -------    -------    --------   --------   -------    --------
Total operating expenses.................         228         1,710      3,213      34,643     31,298     6,709      10,320
                                               ------       -------    -------    --------   --------   -------    --------
Loss from operations.....................        (228)       (1,710)    (3,213)    (34,659)   (33,070)   (6,696)    (11,065)
Interest income..........................          40           193        442       1,002      1,368       407         256
                                               ------       -------    -------    --------   --------   -------    --------
Net loss.................................      $ (188)      $(1,517)   $(2,771)   $(33,657)  $(31,702)  $(6,289)   $(10,809)
                                               ======       =======    =======    ========   ========   =======    ========
Basic and diluted net loss per share.....      $(0.05)      $ (0.17)   $ (0.28)   $  (3.32)  $  (2.98)  $ (0.62)   $  (0.98)
                                               ======       =======    =======    ========   ========   =======    ========
Number of shares used to compute basic
  and diluted net loss per share.........       4,098         8,850      9,844      10,143     10,624    10,188      11,049
                                               ======       =======    =======    ========   ========   =======    ========
Pro forma basic and diluted net loss per
  share..................................                                                    $  (1.61)             $  (0.54)
                                                                                             ========              ========
Number of shares used to compute pro
  forma basic and diluted net loss per
  share..................................                                                      19,709                20,134
                                                                                             ========              ========


                                                                           DECEMBER 31,                       MARCH 31,
                                                       ----------------------------------------------------   ---------
                                                         1995       1996       1997       1998       1999       2000
                                                       --------   --------   --------   --------   --------   ---------
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments and
  restricted cash....................................   $1,918    $ 3,829    $16,125    $ 33,955   $ 17,403   $ 13,475
Working capital......................................    1,911      3,667     15,952      34,029     17,081     12,661
Total assets.........................................    2,008      4,659     17,244      37,391     22,634     18,845
Convertible preferred stock..........................    2,167      6,156     21,127      49,611     49,611     49,611
Total stockholder's equity (deficit).................     (186)    (1,703)    (4,172)    (13,427)   (30,262)   (34,464)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the financial statements and notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those projected in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW

    We design and sell amplifiers based on our proprietary Digital Power Processing technology. We are supplying amplifiers for audio electronics applications, and we have begun offering amplifiers for DSL applications. We were incorporated in July 1995, and we began shipping products in the first quarter of 1998. Accordingly, we have limited historical financial information and operating history upon which you may evaluate us and our prospects. We incurred net losses of approximately $10.8 million in the three months ended March 31, 2000, $31.7 million in 1999 and $33.7 million in 1998. We expect to continue to incur net losses and these losses may be significant.


    We sell our products to original equipment manufacturers and distributors. We recognize revenue from product sales upon shipment to original equipment manufacturers and end users, net of sales returns and allowances. Our sales to distributors are made under arrangements allowing for returns or credits under certain circumstances and we defer recognition on sales to distributors until products are resold by the distributor to the end user. All of our sales are made in U.S. dollars.


    We currently use independent suppliers to manufacture, test and assemble all of our products. Cost of revenue includes third party manufacturing, test and assembly costs as well as salaries and overhead costs associated with employees engaged in activities related to manufacturing. Research and development expense consists primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities as well as the cost of wafers, which are ultra-thin cross-sections of semiconductor material on which integrated circuits are located, and other materials and related services used in the development process. Selling, general and administrative expense consists primarily of employee compensation and related overhead expenses and advertising and marketing expenses.

    Stock-based compensation expense relates both to stock-based employee and consultant compensation arrangements. Employee-related stock-based compensation expense is based on the difference between the estimated fair value of our common stock on the date of grant and the exercise price of options to purchase that stock and is being recognized on an accelerated basis over the vesting periods of the related options, usually four years, or in the case of fully vested options, in the period of grant. In January 1997 and March 1998, our President exercised fully-vested stock options and made payment in the form of non-recourse notes totaling $636,000. Due to certain terms contained in these non-recourse notes, the options are being accounted for on a variable basis, and accordingly, the compensation costs associated with shares purchased with non-recourse notes have been remeasured at each period end, and to the extent the estimated fair market value of our stock has increased during the period, we have recorded additional compensation expense. Total compensation expense recognized up to March 31, 2000 for these shares is $14.2 million. The notes are no longer outstanding. Consultant stock-based compensation expense is based on the Black-Scholes option pricing model. Future compensation charges will be reduced if any employee or consultant terminates employment or consultation prior to the expiration of the option vesting period. The amortization of stock-based compensation is classified as a separate component of operating expenses in our statement of operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 AND 2000

    REVENUE. Revenue for the three months ended March 31, 2000 was $742,000, an increase of $710,000 from revenue of $32,000 in the three months ended
March 31, 1999. The increase in revenue resulted primarily from sales of our TA2020 digital audio amplifier, which we introduced in October 1999 and began shipping in volume in the first quarter of 2000. Sales to Komatsu Semiconductor Corporation, the majority of which relate to Sony Corporation, and sales to Creative Technology Ltd. accounted for approximately 68.0% and 14.1%, of revenue in the three months ended March 31, 2000 and 78.4% and 0.0%, of revenue in the three months ended March 31, 1999. Sales to our five largest customers represented approximately 96.8% of revenue in the three months ended March 31, 2000 and 97.8% of revenue in the three months ended March 31, 1999.


    GROSS PROFIT (LOSS). Gross loss for the three months ended March 31, 2000 was $745,000 (excluding stock-based compensation expense of $20,000) or 100.4% of revenue, a decrease of $758,000 from gross profit of $13,000 or 40.6% of revenue in the three months ended March 31, 1999. The gross loss for the three months ended March 31, 2000 reflected a charge of $345,000 primarily associated with inventory and accruals relating to price concessions made to Komatsu (for sales to Sony Corporation) in order to accelerate the acceptance and introduction of a product in a new market segment. The price concession relates to one of the customer's products and is expected to continue through 2000. As a result of this price concession, we expect to incur gross losses on sales of this particular product to this customer throughout 2000.


    RESEARCH AND DEVELOPMENT. Research and development expenses for the three months ended March 31, 2000 were $2.9 million (excluding stock-based compensation expense of $2.9 million), an increase of $493,000 from $2.4 million (excluding stock-based compensation expense of $365,000) for the three months ended March 31, 1999. The increase in dollars primarily resulted from an increase in related salaries and an increase in product development expenses.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the three months ended March 31, 2000 were $1.2 million (excluding stock-based compensation expense of $3.3 million), a decrease of $225,000 from $1.5 million (excluding stock-based compensation expense of $2.5 million) for the three months ended March 31, 1999. Expenses were higher in the three months ended March 31, 1999, largely as a result of a higher number of sales personnel and higher facility costs in the three months ended March 31, 1999.

    STOCK-BASED COMPENSATION. We recorded total stock-based compensation expense of $2.9 million and $6.2 million in the three month periods ended March 31, 1999 and 2000. The 2000 charge includes $800,000 resulting from the increase in the estimated fair value of our stock relating to the stock purchased by our President in 1997 and 1998 with non-recourse notes as we are accounting for the options on a variable basis.

    INTEREST INCOME. We maintain a conservative investment portfolio which is currently comprised of highly rated, short-term investments. Interest income reflects interest earned on average cash, cash equivalents and short-term investment balances. Interest income for the three months ended March 31, 2000 was $256,000, a decrease of $151,000 from interest income of $407,000 in the three months ended March 31, 1999. The decrease in interest income reflected a decrease in our cash equivalents and short-term investments.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    REVENUE. Revenue for 1999 was $648,000, an increase of $468,000 or 260.0% from revenue of $180,000 in 1998. We had no revenue prior to 1998. Revenue in 1998 included $32,000 for a non-recurring engineering project. The increase in revenue from 1998 to 1999 resulted from increased sales of our initial products and from the introduction of our TA2020 product in the fourth quarter of 1999.

    GROSS PROFIT (LOSS). Gross loss for 1999 was $1.8 million (excluding stock-based compensation expense of $43,000), compared to a gross loss of $16,000 in 1998. The gross loss for 1999 included a charge of $1.5 million primarily associated with the write-down of inventory and accruals relating to price concessions offered to one customer, as described above.

    RESEARCH AND DEVELOPMENT. Research and development expenses for 1999 were $11.4 million (excluding stock-based compensation expense of $6.9 million), an increase of $6.0 million or 111.3% from research and development expenses of $5.4 million (excluding stock-based compensation expense of $2.8 million) in 1998. Research and development expenses for 1998 increased $3.3 million or 163.2% from research and development expenses of $2.1 million (excluding stock-based compensation expense of $96,000) in 1997. The increase in research and development expenses from 1997 to 1998 was primarily as a result of increased staffing, from 18 personnel at the end of 1997 to 58 at the end of 1998, and increased facility costs and expenses. The increase in research and development expenses from 1998 to 1999 resulted primarily from an increase in related salaries and product development expenses. We continue to invest in research and development and expect that the dollar amount of research and development expenses will continue to increase in future periods.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 1999 were $6.1 million (excluding stock-based compensation expense of $6.9 million), an increase of $1.0 million or 18.8% from selling, general and administrative expenses of $5.1 million (excluding stock-based compensation expense of $21,385,000) in 1998. Selling, general and administrative expenses for 1998 increased $4.0 million from $1.1 million in 1997. The increase in selling, general and administrative expenses from 1997 to 1998 primarily reflected the introduction of our first products in 1998 and an increase in our sales and marketing personnel and other marketing expenses. The increase in selling, general and administrative expenses from 1998 to 1999 resulted primarily from an expansion of our sales department. We expect that the dollar amount of selling, general and administrative expenses will continue to increase in future periods as we continue to expand our sales and marketing activities and as we incur costs related to operating as a public company.

    STOCK-BASED COMPENSATION. We recorded stock-based compensation expense of $13.8 million, $24.1 million and $96,000 in 1999, 1998 and 1997. The 1999 and
1998 charges include $0.6 million and $12.9 million resulting from the increase in the deemed fair value of our stock relating to the stock purchased by our President in 1997 and 1998 with non-recourse notes.

    INTEREST INCOME. Interest income for 1999 was $1.4 million, an increase of $366,000 or 36.5% from interest income of $1.0 million in 1998. Interest income for 1998 increased $560,000 or 126.7% from interest income of $442,000 in 1997. In each year, the increase in interest income resulted from increases in our average cash equivalents and short-term investment balances resulting from our equity financings.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents selected quarterly financial information for each of the nine quarters through March 31, 2000. This information is unaudited but, in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustment) that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. These quarterly results are not necessarily indicative of future results of operations (in thousands, except per share data).

                        MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                          1998       1998       1998        1998       1999       1999       1999        1999       2000
                        --------   --------   ---------   --------   --------   --------   ---------   --------   --------
Revenue...............  $    106   $    46     $    --    $    28    $    32    $    72    $    271    $   273    $    742
Cost of revenue.......        26        28          --        142         19        244       1,159        998       1,487
                        --------   -------     -------    -------    -------    -------    --------    -------    --------
Gross profit (loss)...        80        18          --       (114)        13       (172)       (888)      (725)       (745)
                        --------   -------     -------    -------    -------    -------    --------    -------    --------
Operating expenses:
  Research and
    development.......       741     1,094       1,365      2,209      2,354      3,170       3,223      2,682       2,847
  Selling, general and
    administrative....       749       930       1,579      1,838      1,456      1,573       1,427      1,600       1,231
  Stock-based
    compensation......    13,532     2,184       5,251      3,171      2,899      1,066       6,646      3,202       6,242
                        --------   -------     -------    -------    -------    -------    --------    -------    --------
Total operating
  expenses............    15,022     4,208       8,195      7,218      6,709      5,809      11,296      7,484      10,320
                        --------   -------     -------    -------    -------    -------    --------    -------    --------
Loss from
  operations..........   (14,942)   (4,190)     (8,195)    (7,332)    (6,696)    (5,981)    (12,184)    (8,209)    (11,065)
Interest income.......       237       252         194        319        407        394         314        253         256
                        --------   -------     -------    -------    -------    -------    --------    -------    --------
Net loss..............  $(14,705)  $(3,938)    $(8,001)   $(7,013)   $(6,289)   $(5,587)   $(11,870)   $(7,956)   $(10,809)
                        ========   =======     =======    =======    =======    =======    ========    =======    ========
Basic and diluted net
  loss per share......  $  (1.47)  $ (0.39)    $ (0.79)   $ (0.69)   $ (0.62)   $ (0.52)   $  (1.11)   $ (0.73)   $  (0.98)
                        ========   =======     =======    =======    =======    =======    ========    =======    ========
Number of shares used
  to calculate net
  loss per share......    10,011    10,186      10,186     10,186     10,188     10,692      10,738     10,878      11,049
                        ========   =======     =======    =======    =======    =======    ========    =======    ========

    REVENUE. Revenue in the first half of 1998 consisted of non-recurring engineering fees and initial sales of our TA1101 product.


    GROSS PROFIT (LOSS). Gross profit (loss) fluctuates as a result of changes in subcontracted manufacturing, test and assembly costs and as a result of changes in the average sales price of each product and product mix. For example, wafer manufacturing prices have increased substantially from the first quarter to the second quarter of 2000 as a result of overall supply shortages in the semiconductor market. As explained above, price concessions associated with an initial product launch have affected gross profit (loss) in 1999 and will continue to do so in 2000. The gross loss for the three months ended June 30, 1999, September 30, 1999, December 31, 1999, and March 31, 2000 reflected charges of $153,000, $491,000, $820,000 and $345,000, respectively, primarily associated with inventory reserves and accruals relating to a price concession made to Komatsu (for sales to Sony Corporation) in order to accelerate the acceptance and introduction of a product in a new market segment.


    OPERATING EXPENSES. Research and development expenses increased in absolute dollars throughout 1998 and through the third quarter of 1999, primarily due to the addition of personnel to facilitate the development of new products and the enhancement of existing products. The decrease in research and development expenses that occurred during the fourth quarter of 1999 was primarily due to a reduction in product development expenses. Sales, general and administrative expenses increased in absolute dollars throughout 1998 reflecting higher personnel related costs resulting from the hiring of sales and marketing personnel. In addition, costs were incurred during the third and fourth quarters of 1998 in connection with developing our website, related marketing information and advertising designs. Sales, general and administrative expenses decreased during the first quarter of 1999 primarily due to a reduction in website and related marketing expenses. The fluctuation in selling, general and administrative expenses in each of the quarters following the first quarter of 1999 was primarily due to changes in the number of personnel. Stock-based compensation fluctuates from period to period based on the number of options granted and the estimated fair market value of our stock.

    Our quarterly results of operation have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are under our control. Fluctuations have arisen in the past as a result of changes in the number of our employees, changes in the level of product development expenses, selling prices and pricing concessions, and fluctuations in wafer costs. Fluctuations in wafer costs and reduction in headcount due to employee resignations are generally outside of our control. Other fluctuations may be caused by the volume of product sales, change in the product mix; and the introduction of cost-reduced versions of our products.

    As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

INCOME TAXES

    We have incurred no income tax expense to date. As of December 31, 1999, we had available federal net operating loss carryforwards of approximately
$28.2 million and state net operating loss carryforwards of approximately
$13.4 million. We also had research and development tax credit carryforwards of approximately $0.9 million. The net operating loss and credit carryforwards will expire at various times through 2019. As of December 31, 1999, we had deferred tax assets of approximately $12 million, which consisted primarily of net operating loss carryforwards, research and development tax credit carryforwards and nondeductible reserves and accruals. We have recorded no tax benefit in our financial statements for these deferred tax assets. Deferred tax assets will be recognized in future periods as any taxable income is realized and consistent profits are reported.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations through the private sale of our equity securities, primarily the sale of preferred stock. In 1995, we raised $2.2 million from the sale of preferred stock to OPTi, Inc., Sanyo Semiconductor Corporation and others. In 1996, we raised $3.9 million from the sale of preferred stock to OPTi, Inc., Sanyo Semiconductor Corporation and others. In 1997, we raised $15.0 million from the sale of preferred stock to United Microelectronics Corporation, Intel Corporation and others. In 1998, we raised $28.5 million from the sale of preferred stock to Cisco Systems, Inc., and others. As of March 31, 2000, we had $12.8 million in working capital and $12.5 million in cash and cash equivalents and short-term investments.

    We have available a $1.0 million line of credit facility with a financial institution. The credit facility is secured by an assignment of our deposit account to such financial institution. As of March 31, 2000, we had no borrowings outstanding under the credit facility.

    Net cash used by operating activities during the year ended December 31, 1997, 1998 and 1999 and the three month periods ending March 31, 1999 and 2000 were $2.2 million, $8.0 million, $17.4 million, $2.4 million and $4.0 million, respectively. During these periods, cash used by operating activities consisted primarily of cash utilized to fund operating losses and for working capital.

    In 1999 our investing activities produced cash in the amount of $3.1 million, from the net sale of short-term investments, offset by the purchase of capital equipment. Our investing activities used cash in the amount of $9.7 million in 1998 and $4.4 million in 1997 for the purchase of short-term investments and capital equipment.

    In 1999 our financing activities provided cash in the amount of $1.9 million from the exercise of stock options and proceeds from payment of a note receivable from a stockholder. In 1998 our financing activities provided cash in the amount of $27.5 million from the sale of Series D preferred stock. In 1997 our financing activities provided cash in the amount of $15.0 million from the sale of Series C preferred stock.


    We expect our future liquidity and capital requirements will fluctuate depending on numerous factors, including the cost and timing of future product development efforts, the timing of introductions of new products and enhancements to existing products, market acceptance of our existing and new products and the cost and timing of sales and marketing activities. We believe that the net proceeds from this offering, together with cash generated by our operations, if any, will be sufficient to meet our operating and capital requirements for at least the next twelve months, although we could seek to raise additional capital during that period through public or private financings, strategic relationships or other arrangements. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants. However, we cannot be certain that any such financing will be available on acceptable terms, or at all. If we cannot raise additional capital when needed and on acceptable terms, we may not be able to pursue our growth strategy.


RECENT ACCOUNTING PRONOUNCEMENTS


    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and 138, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 2000. We believe that adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provided guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. We believe that complying with SAB 101 will not have a material impact on our financial position and results of operations.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


    The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk of loss. Some of the securities that we may invest in the future may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short term investments in a variety of securities, which may include commercial paper, money market funds, government and non-government debt securities. Currently, we are exposed to minimal market risks. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which is comprised solely of highly-rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes.

                                    BUSINESS


    We design and sell amplifiers based on our proprietary technology, which we call Digital Power Processing, that enables us to provide significant performance, power efficiency, size, weight and cost advantages over traditional amplifier technology. We target applications where high signal quality and power efficiency are important. We currently provide amplifiers for several audio electronics markets. These markets include consumer audio applications such as DVD players, home theater systems, and Internet devices, computer audio applications, where our products enable manufacturers to eliminate externally-powered speakers, and automotive audio applications, including dashboard and trunk units. We have begun offering amplifiers for use in DSL equipment. We are developing amplifiers for digital cellular phones, to increase talk time and battery life, which we do not expect to introduce before 2002.


INDUSTRY BACKGROUND

    Amplifiers are essential to virtually all electronic products and systems. Amplifiers reproduce an input signal, such as a current or a voltage, into an output signal with higher signal strength. The amplification of a signal is necessary in a broad range of applications, including consumer electronics, communications devices, computers, automobiles, industrial equipment and household appliances. Stereos, for example, use an amplifier to boost a relatively weak input signal into a signal strong enough to drive the stereo speakers. A cellular phone uses an amplifier to boost the signals produced by the voice into a radio signal powerful enough to travel several miles.

    The most important measures of an amplifier's performance are linearity, efficiency and noise immunity. Linearity describes how accurately the amplifier reproduces the input signal. This means that linearity is a measure of signal quality. High linearity is especially important in audio and data communications applications where the quality and precision of the output signal is key to functionality and performance. Efficiency is a measure of how much power is needed to produce the output signal. A highly efficient amplifier uses less power to produce an output signal. Noise immunity is a measure of an amplifier's ability to isolate a signal from interference caused by external signals or system noise. System noise is undesirable electronic signals caused by other components in a system.

    Amplifier designs generally have not participated in the digital technology revolution that is reshaping electronics. Instead, amplifiers still use analog design approaches first developed in the 1930s. Analog technology processes signals on a continuous basis. By comparison, rather than processing a signal continuously, digital technology samples and processes signals at regular intervals and represents information as a series of 1's and 0's. In general, the shift from analog to digital has made information easier to store, transmit and manipulate. It has also reduced manufacturing cost, improved quality and enhanced functionality through the addition of new features that are unavailable or not practical with analog technology. For example, messaging, paging and security became more feasible as cellular phones migrated from analog to digital technology.

    Traditional analog amplifier technology requires system designers to sacrifice efficiency to achieve higher linearity, or to sacrifice linearity to achieve higher efficiency. Highly efficient conventional amplifiers have low linearity; they tend to produce poorer quality signals. Conversely, highly linear conventional amplifiers use power less efficiently. As a result, electronics system requiring high signal quality typically use less efficient amplifiers. Because inefficient amplifiers require more power, they often need larger, higher quality and more costly power supplies. Also, because inefficient amplifiers waste a high proportion of power in the form of heat, they often require larger, heavier and more costly heat dissipation devices known as heat sinks. Highly linear conventional amplifiers also may be limited in their ability to produce high quality output because of their susceptibility to interference from external signals or system noise.

[Diagram of the inside of an amplifier showing the heat sink, power supply, and amplifier. The diagram will also show the signal flow into and out of the amplifier.]

The importance of amplifiers, and the limitations of traditional technology, are particularly evident in the markets for audio electronics, DSL equipment and wireless communications equipment.

    AUDIO ELECTRONICS MARKET


    The audio electronics market includes consumer audio, computer and automobile applications. Two trends affecting audio electronics in general are the improvements in source quality, from records and cassette tapes to higher quality digital sources such as CDs and DVDs, and the movement to multi-channel systems such as Dolby Pro Logic and Dolby Digital. The improvements in source quality and the trend toward multi-channel systems increase the need for amplifiers with greater signal quality, power efficiency and noise immunity.



    CONSUMER AUDIO. Consumer audio is a fiercely competitive, rapidly evolving market, estimated by Dataquest to exceed $27 billion in 2000. Digital technology has transformed the market, in part by creating a growing list of new product categories, including DVD/CD players, home theater systems, digital speaker systems, Internet appliances such as MP3 players, and set top boxes which are devices that enable televisions to receive digital broadcasting. According to Forward Concepts, a market research firm, the demand for these products is expected to grow from 13.7 million units in 1998 to 162.6 million units in 2003.


    The factors most important to consumers include sound quality, output power as measured by watts per channel, size, and cost. For portable applications, battery life is also important. The amplifier has a major influence on each of these factors.

    For consumer audio applications in general, the amplifier, power supply and heat sink usually represent 80% or more of the size and weight of the total system. For example:

    - Home theater audio systems typically require six channels of 100-150 watts each. A system that generates this much power requires an amplifier, power supply and heat sink that typically represent about 90% of the weight and size of the total system.

    - Audiophile quality amplifiers, which are the highest performance amplifiers that meet the requirements of audio experts, may weigh more than 175 pounds.

    Amplifiers that are more efficient, highly linear and more immune to noise would enable manufacturers to reduce system size and cost by using smaller less expensive heat sinks and power supplies, while also improving sound quality and output power.

    COMPUTER AUDIO. Dataquest estimates the annual number of desktop and laptop personal computers sold worldwide to increase from approximately 110 million in 1999 to approximately 195 million in 2003. Consumers are increasingly using their PCs as listening platforms to play music or games from CDs, DVDs or music downloaded from the Internet. According to the Consumer Electronics Association, 82% of multimedia PC owners played audio CDs, 88% listened to Internet web page sound files and 63% listened to radio broadcasts via the Internet in 1999. With traditional analog technology, high quality amplifiers use too much power and generate too much heat to allow the amplifier to be built into the computer. More importantly, the digital circuits and motors within a computer create system noise which degrade the signal quality of traditional amplifiers. As a result, multimedia computers typically use externally-powered speakers that contain their own amplifiers. Externally-powered speakers have several drawbacks:

    - Externally-powered speakers increase costs because they require separate power supplies, heat sinks and electronic components.

    - Externally-powered speakers suffer from signal quality problems that result from using separate power supplies for the computer and the speakers.

    - With traditional technology, consumers cannot use their computer together with their existing home stereo or home theater speaker systems without adding a separate external amplifier. As a result, most consumers are limited to using the lower quality externally-powered speakers included with the computers.

    Highly linear amplifiers that have sufficient power efficiency and noise immunity and are small enough to be designed into a computer would enable manufacturers to offer computer systems capable of producing high fidelity audio while also reducing system size, cost and complexity.


    AUTOMOTIVE AUDIO. The automotive audio market includes amplifiers for new car stereos and car stereos sold in the U.S. aftermarket. Dataquest estimates sales for new car stereos to reach approximately 58 million units in 2003 and the Consumer Electronics Association estimates sales for aftermarket head units (in-dash CD or cassette) exceeded 11 million units in 1999, while sales of aftermarket amplifiers totalled 2.1 million units for the same period.


    The basic car audio system has a dashboard unit, four or more speakers and a multi-channel amplifier system. Sound quality has become more important as more cars include CD and DVD players, televisions and other devices. However, the performance of dashboard units is limited by the power available from the car battery, the limited space available in the dashboard, the need to limit heat dissipation and the need for noise immunity. As a result, dashboard units using traditional amplifier technology can only provide approximately 20 watts per channel. Manufacturers are seeking amplifiers sufficiently compact to enable them to install dashboard units that provide up to 100 watts per channel.

    The amplifiers in current trunk units are generally more powerful than the amplifiers in dashboard units because they have more space and can dissipate more heat. However, because of the power inefficiency of traditional amplifiers, trunk units are limited by the battery power of the car. Amplifiers that are more efficient, highly linear and more immune to noise would enable car manufacturers to install standard dashboard units with higher sound quality and power and would enable manufacturers to increase the power output of trunk amplifier units.

    DIGITAL SUBSCRIBER LINE MARKET


    Consumer and small business demand for high-speed Internet access is fueling rapid adoption of DSL service. International Data Corporation estimates that the number of new DSL lines worldwide will grow from less than one million in 1999 to more than 13 million in 2003. DSL technology uses existing copper wire telephone lines together with additional equipment installed on the customer's premises and in the central office of the telephone service provider. The equipment installed in the central office is a cabinet called a Digital Subscriber Line Access Multiplexer, or DSLAM. The DSLAM cabinet contains multiple printed circuit boards. These printed circuit boards are called line cards because they generate the DSL signals for the subscriber lines. Each line card may support multiple subscriber lines. The amplifiers used in line cards are called line drivers. A line card needs a separate amplifier, or line driver for each subscriber line it supports. A single DSLAM cabinet currently may support up to 480 lines.


[Diagram depicts the inside of a DSLAM cabinet which is filled with line cards. A diagram of a line card is then shown to identify the line driver on the line card. The diagram also shows the signal flow from the DSLAM cabinet through the line card to an individual's home.]

    Service providers are seeking products that allow them to increase "port density," which is the number of subscriber lines that may be served by one DSLAM. Increasing port density allows service providers to save equipment, facilities and power costs by serving more customers with the same equipment.


    DSL line cards require highly linear line drivers because high signal quality is necessary to support high-speed digital transmissions. Traditional approaches have two drawbacks. First, line drivers built with traditional analog approaches require heat sinks and multiple external components. The space required for the line driver, heat sink and related components limits the number of amplifiers that may be placed on a line card, which limits the number of subscriber lines the line card can support. Second, because of the inefficiency of line drivers built with traditional analog approaches, the line drivers consume up to 70% of the power used by the line card. As a result, more line drivers cannot be added without substantially increasing the power supplied to the DSLAM cabinet. However, in most phone companies' central offices, one cannot increase power to the DSLAM cabinet without a costly and disruptive redesign and rewiring of the entire facility.


    The availability of more efficient, highly linear line drivers would enable more line drivers on a line card, allowing the service provider to increase port density and thereby increase the number of subscribers it serves.

    WIRELESS COMMUNICATIONS MARKET

    According to International Data Corporation, there were over 224 million cellular phones shipped in 1999. That number is projected to grow to over 539 million by 2003. In addition to the growth in the number of cellular phone users, consumers are increasingly using their cellular phones and other mobile devices to access the Internet and to send and receive messages and other data.

    Cellular phones use amplifiers, known as radio frequency power amplifiers, or RF Power Amplifiers, to boost voice and data signals to levels powerful enough to reach cellular base stations. Manufacturers are seeking to improve power efficiency in order to meet consumer demand for cellular phones with smaller batteries and longer battery life. Since amplifiers account for the majority of the power consumed by a digital cellular phone during a conversation, manufacturers need more efficient amplifiers in order to improve the cellular phone's overall power efficiency. For several reasons, manufacturers also need high signal quality, which requires highly linear amplifiers:

    - High signal quality is necessary to support more complex digital wireless transmission methods such as CDMA.

    - High signal quality is necessary to offset the susceptibility of digital wireless transmission to radio signal interference.

    - High signal quality is necessary to support more data-intensive transmissions, such as Internet web browsing and video conferencing.

    The attempts of cellular phone manufacturers to reduce power consumption have been limited because highly linear amplifiers built with traditional analog-based technology are also inefficient. The availability of RF Power Amplifiers which are both highly linear and more efficient would enable manufacturers to offer products that achieve required signal quality while increasing talk time and reducing unit size and weight.

THE TRIPATH SOLUTION

    Our proprietary technology, which we call Digital Power Processing, represents a fundamental departure from the traditional analog-based approach to power amplification. Our technology enables us to provide significant performance, power efficiency, size, weight and cost advantages over traditional amplifier technology. These advantages are important to manufacturers of many consumer electronics, wireline, wireless and industrial products. Our Digital Power Processing technology is not limited to a narrow range of frequencies, as is the case for other amplification technologies. This, in part, makes our technology applicable to a wide range of products, from low-frequency audio systems to high-frequency digital wireless applications. Digital Power Processing techniques take advantage of the latest advances in digital signal processing and mixed signal circuit design to overcome the limitations of traditional analog-based power amplification techniques. Digital Signal Processing, or DSP, is the field of engineering which focuses on developing algorithms to manipulate digital signals. Mixed signal circuits are electronic components that are capable of processing both digital and analog signals. Key benefits of our solution include:


    INCREASED LINEARITY AND POWER EFFICIENCY. Our Digital Power Processing technology enables us to provide amplifiers that are both highly linear and power efficient. Because we overcame the deficiency of traditional analog technology, which requires a trade-off between efficiency and linearity, we are able to offer significant improvements across all applications where high signal quality and low power consumption are key requirements.


    IMPROVED NOISE IMMUNITY. Our Digital Power Processing technology is able to detect and correct for external signals and system noise that can corrupt the input signal in traditional amplifiers.


    SMALLER, LIGHTER SYSTEMS. As a result of our increased power efficiency, our amplifiers require smaller heat sinks and less costly and lighter power supplies. This significantly reduces overall system size and weight of our customers' products. For example, for certain DSL applications, our line driver amplifier allows for higher port density to be achieved under fixed power and space constraints at the service provider's central office.



    REDUCED SYSTEM COST. As a result of increased power efficiency we are often able to reduce overall system cost by allowing manufacturers to reduce the size and quality of the power supplies, heat sinks and related electronics. In the consumer audio market, the reduced system cost will enable manufacturers to offer audiophile quality products to the mass consumer market.


    INCREASED SYSTEM INTEGRATION AND DESIGN FLEXIBILITY. With increased power efficiency and reduced size, our products allow for greater flexibility in product design. For example, using our products and technology, Sony Corporation has been able to offer an integrated DVD player and radio tuner with a six-channel home theater quality amplifier system at half the size of a traditional stand-alone DVD player.

STRATEGY

    Our objective is to be the leading supplier of amplifiers to the audio and communications markets. Key elements of our strategy include the following:

    MAINTAIN LEADERSHIP IN DIGITAL POWER PROCESSING TECHNOLOGY


    We are uniquely positioned to change the way signals are amplified in a wide variety of electronic applications with our patented Digital Power Processing technology. We intend to maintain our technological leadership by continuing to invest in research and development and by continuing to broaden our patent portfolio.


    INITIALLY TARGET CONSUMER AUDIO MARKET

    We initially targeted the consumer audio market where we believe our Digital Power Processing technology brings compelling advantages to manufacturers. We shipped our first products for use in high-end audio systems to demonstrate the capabilities of our amplifiers. We are currently focused on supplying products for high volume, mass market opportunities, particularly home entertainment systems, multimedia computers and automotive sound systems.

    DEVELOP NEW PRODUCTS FOR HIGH-GROWTH DSL AND WIRELESS COMMUNICATIONS MARKETS


    We are using our expertise in power amplification to develop integrated silicon solutions for DSL and wireless communications. In the DSL market, we recently began sampling and field testing a line driver amplifier based on our Digital Power Processing technology which provides enhanced performance while using substantially less power than conventional products. We believe our product features will enable DSL providers to increase port density and reduce power costs. Within the wireless market, we are seeking to develop an RF Power Amplifier solution for cellular phones. We do not expect to introduce a cellular phone RF Power Amplifier before 2002.


    ESTABLISH RELATIONSHIPS WITH INDUSTRY LEADERS


    We believe that strategic relationships will be essential to our continued growth and to the further development and acceptance of our technologies. One element of our strategy is to work closely with leading companies such as Alpine Electronics, Carver Corporation, Creative Technology, Ltd., Matsushita/Panasonic and Sony Corporation who help set industry standards and help us define our product direction. We also intend to work with industry leaders to anticipate future technological trends and to apply our innovations in those markets currently limited by traditional amplifier technology. In addition to our key customers, we have developed relationships with suppliers and other participants in the industry who can provide strategic benefit to us. Several industry leaders have participated as equity investors in our previous financing rounds.


    PROLIFERATE OUR TECHNOLOGY IN OTHER MARKETS THROUGH LICENSING


    Our strategy is to license our technology for certain applications that are not included in our target markets. For example, we have licensed our technology to STMicroelectronics Group for use in commodity low-power audio markets. We plan to extend our licensing strategy to other markets, such as markets for hard disk drives, power supplies, ink-jet printers and other computer peripherals. We believe this selective licensing strategy allows us to focus our efforts and resources while proliferating our technology in other markets.


PRODUCTS

    We have been supplying amplifiers for the audio electronics markets since 1998. We have recently begun sampling and field testing the first in a family of amplifier products for the DSL market. We are currently developing a family of amplifier products for use in cellular phones, also known as RF Power Amplifiers. The first in this family of products will be designed for use in cellular phones which utilize a transmission method known as CDMA.

    AMPLIFIERS FOR AUDIO ELECTRONICS

    We provide a range of digital audio amplifiers based on our Digital Power Processing technology. Manufacturers are incorporating our digital audio amplifiers in a diverse set of products, including mini-stereo systems, Internet appliances, satellite and cable television set-top boxes, home theater systems, automotive audio systems, and audiophile quality amplifiers.

    We package some of our products as integrated circuits and some of our products as modules containing multiple integrated circuits. The features in our products vary depending on the applications they serve. For example, some products accept digital input signals without the need for an external digital to analog converter.

    All of our digital audio amplifiers share common performance characteristics, including high linearity, power efficiency and noise immunity. We have highlighted specific features of our products below:


    TA1101B--This product is a two channel, 10 watt per channel amplifier primarily for use in low power applications such as PC audio, Internet appliances and mini-stereo systems. Based on our Digital Power Processing technology, our TA1101B amplifier eliminates the need for certain additional components and parts. This, in turn, provides an advantage by reducing total system cost.

    TA2020--This product is a two channel, 20 watt per channel amplifier primarily for use in mid-range power applications suitable for the needs of manufacturers of consumer audio/video equipment. The TA2020 features a small size coupled with enough power output to satisfy mid-range audio product performance criteria. The TA2020 is helping to define new generations of products where small size is important. One of our customers is currently shipping a combination DVD player/ AM-FM tuner and 6 channel amplifier in an enclosure size not possible using conventional analog-based amplifiers.


    TA0102, TA0103, TA0104--These amplifiers are our most powerful products that provide two channels and 150 watts, 250 watts or 500 watts per channel which address the needs of high-end audio products such as home theater systems and audiophile amplifiers. These amplifiers were our first products and have been shipping since 1998.


    TA2021, TA2022--These amplifiers provide two channels with 100 watts per channel. These products represent a significant advance in amplification technology and have the smallest physical footprint for their power output level in the market. We deliver this power in the same package type as the TA2020, but with five times the power. The TA2021 and TA2022 are currently being sampled and evaluated by potential customers. The TA2021 will have additional features, including the ability to accept a purely digital signal eliminating the need for an digital to analog signal converter. This is important in further reducing system costs and improving signal quality in products that provide a purely digital signal output. We believe that the market will demand this feature as more consumer applications process audio signals in a digital format.


    TA3020, TA3021--These amplifiers are currently planned for sample introduction in the third and fourth quarters of 2000, respectively. These products will provide two channels with 350 watts per channel for applications in products such as high-end home theater systems and professional audio systems. The TA3021 will have additional features including the ability to accept a purely digital audio input signal.

    Our audio amplifiers have two channels that produce from 10 to 350 watts per channel. Power measurements must be made at specified resistances. We measure our audio amplifiers using a resistance of 4 ohms. The following table provides performance data for our current and planned audio products:

                                                    TOTAL
                          OUTPUT      OPERATING   HARMONIC                                    INTRODUCTION
       PRODUCT          (WATTS/CHANNEL) EFFICIENCY DISTORTION(1)         APPLICATIONS          DATE(2)
       TA1101B              10W         >80%      0.04% THD    Mini-stereo systems, Internet   Q1 1999
                                                                   appliances, PC audio
       TA2020               20W         >80%      0.04% THD      Integrated home theater,      Q3 1999
                                                                  set-top boxes, Internet
                                                               appliances, televisions, DVD,
                                                                    mini-stereo systems
       TA0102              150W         >90%      0.05% THD                                    Q3 1998
       TA0103              250W         >90%      0.04% THD                                    Q3 1998
       TA0104              500W         >90%      0.02% THD                                    Q3 1998
                                                                 Home theater, automotive,
                                                                   set-top boxes, gaming
                                                                         consoles,
       TA2021              100W         >80%      0.05% THD                                    Q2 2000
                                                                    musical instrument
                                                                        amplifiers,
       TA2022              100W         >80%      0.05% THD         high-end receivers         Q2 2000
       TA3020              350W         >80%      0.05% THD                                    Q3 2000
       TA3021              350W         >80%      0.05% THD                                    Q4 2000

------------------------
(1) Total Harmonic Distortion, or THD, measures the change in a signal as it is amplified, expressed as a percentage of a pure input signal. The more accurate an amplifier is, the lower its THD will be.


(2) The Introduction Date is the date when samples are first delivered to potential customers. Further design and manufacturing refinements may be necessary before volume production begins. The time interval between the introduction date and volume shipments may be as long as three calendar quarters.


    AMPLIFIERS FOR DSL APPLICATIONS


    Our Digital Power Processing technology allows us to produce highly linear amplifiers for line cards that use power more efficiently than traditional amplifiers using conventional architectures. DSL amplifiers are often called line drivers. Because our line drivers are more power efficient, they eliminate the heat sink and other electronic components used with traditional line drivers. As a result, our line drivers can be smaller than traditional analog-based line drivers. In addition, their efficiency makes them a more attractive solution for DSL service providers because the power budgeted for the equipment in the telephone companies' central office is fixed.

[Photo or diagram of a line card and identification of the line driver on the line card. Our line driver will be shown next to the line driver on the line card in order to demonstrate our smaller size and lack of a heat sink.]


    Our initial product is a line driver for use in the ADSL market. ADSL, or Asymmetric DSL, the most popular form of DSL technology, is designed to allow greater data rates from the central office to the subscriber than from the subscriber to the central office. This means that typical users will be able to download data faster than they can send data, which is suitable for most residential users.


    Our DSL line drivers offer DSL service providers the following benefits:

    HIGHER PORT DENSITY. Our line drivers enable our customers to increase the number of subscriber lines given fixed power and space constraints. This allows DSL service providers to achieve higher port density.

    INCREASED SIGNAL REACH AND CONNECTION SPEED. The distance a signal can travel with an effective usefulness is known as signal reach, and the speed at which data can be transferred is known as connection speed. Intermodulation Distortion, or IMD, is a measure of linearity and indicates how well an amplifier can reduce the impact of undesirable frequencies which are produced in the transmission process. Our line drivers, due to their linearity, can more accurately reproduce the signal inputs, allowing for improvements in output signal reach and connection speed to the consumer.

    The following table provides additional information concerning the specifications of our proposed DSL line drivers.

                           POWER CONSUMPTION                                                      INTRODUCTION
       PRODUCT           (MILLIWATTS/CHANNEL)                      APPLICATION                      DATE
       TA4010                   < 850mW           Central office ADSL line driver                  Q2 2000
   Single channel
       TA4011                   < 750mW           Central office ADSL line driver                  Q2 2001
    Dual channel

    Customers are currently testing our TA4010 product. Following this test phase, we expect to make further refinements before beginning volume shipments. We do not expect volume shipments to begin before the fourth quarter of 2000.

    AMPLIFIERS FOR DIGITAL CELLULAR PHONES

    Our expertise in the development of highly linear and energy efficient circuits has allowed us to develop an amplifier architecture which we believe is well-suited for use in cellular phones. The initial targeted market is for cellular phones that utilize a digital transmission method known as CDMA. Linearity is important to this technology because CDMA uses a complex signal transmission method that requires more accurate reception and reproduction. Additionally, we believe our Digital Power Processing technology could provide significant improvements to the design of cellular phones in terms of talk-time, data connection time, and battery size, which are all dependent on the efficiency of the RF Power Amplifier.

CORE TECHNOLOGY


    We believe that one of our key competitive advantages is our broad base of patented core technologies, which are comprised of innovative adaptive and predictive signal processing techniques. These processing techniques are derived from algorithms used in communications theories. These unique techniques are derived from a confluence of four primary disciplines in mixed signal circuit design, DSP algorithm development, power semiconductor circuit design, and packaging design. We intend to continue to build and improve on these four primary technology foundations as our company expands its product reach into other markets and industries.


    We have implemented unique processing algorithms in a silicon-based processor which we call a Mixed Signal Processor. The execution speed of these complex algorithms by our Mixed Signal Processor allows us to achieve the required linearity and efficiency in our products. The Mixed Signal Processor functionality is a vital component in the architecture of the products we design.

    Our four key areas of competency are highlighted below:

    MIXED SIGNAL CIRCUIT DESIGN EXPERTISE

    We are an innovator in advanced mixed signal circuit design with a particular focus on audio amplifiers, DSL line driver amplifiers and RF Power Amplifiers. We have developed significant intellectual property in our mixed signal circuit designs which are applicable across multiple markets.

As such, we have demonstrated significant improvements in power efficiency and linearity for audio amplifiers and central office line driver integrated circuits. We are also applying this same core technology to the development of highly linear and highly efficient RF Power Amplifier integrated circuits for incorporation in cellular telephones.

    DSP ALGORITHM EXPERTISE

    We have expertise in developing system applications using our Digital Power Processing technology. This includes industry standard designs as well as customer specific systems in the DSL and consumer audio markets. The high efficiency, high quality power processing products that we design require a comprehensive understanding of new and innovative DSP techniques at the system as well as the device level. We will continue to research and improve our Digital Power Processing technology.

    POWER SEMICONDUCTOR CIRCUIT DESIGN EXPERTISE

    We have developed significant expertise in designing power circuits in semiconductors. This requires a specialized understanding of complex issues, such as thermal effects and reliability related to the control of power.

    PACKAGING DESIGN EXPERTISE

    We have developed significant competency and knowledge regarding packaging requirements for various applications in different markets. Our customers have specific requirements in terms of form factor and package type for their end-use products. We use various semiconductor manufacturing processes that allow us to manufacture semiconductors at multiple locations and combine them into single integrated circuits.

RESEARCH AND DEVELOPMENT


    Our research and development efforts are focused on developing products based on our Digital Power Processing technology for high growth markets, such as the DSL and wireless communications markets. In addition, we continue to develop new products for the audio electronics market. As of June 30, 2000, our research and development staff consisted of 91 employees, many of whom have experience across multiple engineering disciplines. In 1997, 1998 and 1999, our research and development expenses were approximately $2.1 million, $5.4 million and $11.4 million, respectively. We expect that we will continue to invest substantial funds in research and development activities.


MANUFACTURING

    WAFER FABRICATION

    We are able to use independent silicon foundries to manufacture our integrated circuits because our products are manufactured with standard processes. By outsourcing our manufacturing requirements, we are able to focus our resources on design engineering.

    Our operations group closely manages the interface between manufacturing and design engineering. The group manages performance testing of our devices, including quality assurance. We maintain our organizational structure and testing standards to match market leading semiconductor manufacturers. We use online work-in-progress control where possible, and maintain close reporting mechanisms with all our suppliers to ensure that the manufacturing subcontracting process is transparent to our customers.

    Our key silicon foundries are United Microelectronics Corporation in Taiwan and STMicroelectronics Group in Europe. We entered into an agreement with STMicroelectronics Group in July 1999 in which STMicroelectronics agreed to begin supplying us wafers. As a part of this agreement, we granted a non-exclusive royalty bearing license to use our Mixed Signal Processors in low power-output products of 25 watts or less per channel. STMicroelectronics has not manufactured any products under this license. We believe we have adequate capacity to support our current sales levels, however, we continue to work with our existing foundries to obtain more production capacity and we are actively qualifying new foundries to provide additional production capacity.

    Our Mixed Signal Processor devices are currently manufactured with a CMOS process using a 0.5 micron technology. CMOS is an industry standard semiconductor manufacturing process. We continuously evaluate the benefits, on a product by product basis, of migrating to smaller design technologies in order to reduce costs. Our next generation products will utilize 0.25 micron technology. Our power output circuitry is manufactured using a high voltage process technology.

    ASSEMBLY AND TEST

    We currently outsource all of our assembly and testing operations to Amkor Technology, Inc. in the Philippines, ST Assembly Test Services Ltd. in Singapore, ISE Labs Assembly in the United States and AMBIT Microsystems Corporation in the Philippines.

    QUALITY ASSURANCE

    We currently rely on our foundries and assembly subcontractors to assist in the qualification process. We also participate in quality and reliability monitoring through each stage of the production cycle. We closely monitor wafer foundry production to ensure consistent overall quality, reliability and yield levels.

CUSTOMERS

    End customers for our products are primarily manufacturers of audio electronic components, communications infrastructure equipment and wireless communications equipment. We have recognized at least $25,000 in revenue during the twelve month period ended March 31, 2000 from each of the customers listed below.

    Creative Technology Ltd.

    Daesung Precision Co. Ltd.

    Komatsu Semiconductor Corporation

    Macnica, Inc.

    Uniquest Corporation


    The majority of sales are to Komatsu Semiconductor Corporation, a distributor for Sony Corporation. For the year ended December 31, 1999 and for the three month period ended March 31, 2000, our five largest customers accounted for 80.8% and 96.8% of our revenue, respectively.


    We do not have formal long-term agreements with these customers relating to the sale of our products, but rather sell our products to them on an order-by-order basis.

SALES AND MARKETING

    We rely on our direct sales force, independent sales representatives and distributors to penetrate each of our key target markets. Our sales headquarters is located in Santa Clara, California. In addition, we market and sell our products at our regional offices located in Japan and the United Kingdom, as well as through representatives and independent distributors in Europe, the Middle East and Asia. Our sales force, together with our engineering and technical staff, works closely with customers to integrate our amplifiers into their products. We believe that close working relationships with customers will help us to achieve design wins and ultimately achieve high volume production.

    Our marketing strategy is to target existing and potential customers who are industry leaders in the audio electronics, DSL communications and wireless communications markets. Currently, our marketing team has a product and market segment-based focus, divided among integrated audio products and module-based driver products, and separately divided among the personal computer, Internet appliance and automotive audio markets. We intend to expand our marketing personnel in the areas of wireline and wireless communications. This will further focus our marketing team into areas of expertise consistent with the needs of our customers in the communications marketplace.

    We have embarked on an aggressive program to develop brand awareness of our technology. As a part of this strategy we seek to have our customers label their consumer products with our brand names to promote the brand awareness of our technology. We believe this strategy will serve as an endorsement of our products. Our current brand names include Class-T, Digital Power Processing and Combinant Digital.

COMPETITION

    We compete with audio amplifier and DSL line driver suppliers. We believe that the principal factors of competition in these markets are product capabilities, level of integration, reliability, price, power consumption, time-to-market, system cost, intellectual property, customer support and reputation.


    We compete with a number of major domestic and international semiconductor manufacturers in the markets for audio amplifiers and DSL line drivers. In the audio amplifier market, our competitors include Apogee Technology, Inc., Bang & Olufsen, LinFinity Microelectronics, Inc., National Semiconductor Corporation, Philips Electronics, Sanyo Semiconductor Corporation, STMicroelectronics Group and Toshiba. Our principal competitors in the DSL line driver market include Analog Devices Inc., Elantec Semiconductor, Inc., Linear Technology Corporation, STMicroelectronics Group and Texas Instruments Incorporated.


INTELLECTUAL PROPERTY

    We rely primarily on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary technologies and processes. We have five issued United States patents, two allowed United States patents, and have filed an additional 20 United States patent applications which are pending. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

EMPLOYEES


    As of June 30, 2000, we had 121 full-time employees, including 91 employees engaged in research and development, 15 engaged in sales and marketing and 15 engaged in general administration activities. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.


PROPERTIES

    We lease one facility in Santa Clara, California, which has approximately 36,000 square feet pursuant to the lease, which expires on November 1, 2002. This facility comprises our headquarters and includes our administration, sales and marketing, and research and development departments. We also have sales offices in the United Kingdom and Japan.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


    Our executive officers, key employees and directors, and their ages as of June 30, 2000, are as follows:



NAME                                 AGE       TITLE
----                             -----------   -----
Dr. Adya S. Tripathi...........           47   President and Chief Executive Officer, Chairman of the Board
John J. DiPietro...............           42   Chief Financial Officer, Vice President of Finance and
                                               Administration
Serban C. Coss.................           51   Executive Vice President of Operations and Strategic
                                               Alliances
Andreas H. Melder..............           41   Vice President of Sales and Business Development
Neal J. Carney.................           44   Vice President of Marketing
Paul Negus.....................           44   Vice President of Operations
Alan J. Soucy..................           45   Vice President of Advanced Products and Applications
Donald Wile....................           47   Vice President of Engineering
Tsuyoshi Taira.................           61   Director
Bernard T. Marren..............           64   Director
Dr. Charles Jungo..............           49   Director
Sohail Khan....................           45   Director


    DR. ADYA S. TRIPATHI founded Tripath and has served as our President, Chief Executive Officer and Chairman since our inception in 1995. Before founding Tripath, Dr. Tripathi held a variety of senior management and engineering positions with AMD, Hewlett-Packard, IBM, IMP, National Semiconductor and Vitel Communications. Dr. Tripathi holds B.S. and M.S. degrees in Electronics Engineering from Benaras Hindu University in India. He pursued graduate work at the University of Nevada-Reno and the University of California-Berkeley, receiving his Ph.D. in Electrical Engineering from the former in 1984. He has also taught at the University of California-Berkeley Extension.

    JOHN J. DIPIETRO has served as our Chief Financial Officer and Vice President of Finance and Administration since September 1999. Prior to joining us, from October 1995 to September 1999, he was Chief Operating Officer, Vice President of Finance, Chief Financial Officer and Secretary of Calypte Biomedical Corporation, a diagnostics product company. He is a member of the board of directors of Calypte Biomedical Corporation. He received his M.B.A. from the University of Chicago, Graduate School of Business, and received his B.S. in Accounting from Lehigh University.


    SERBAN C. COSS has served as our Executive Vice President of Operations and Strategic Alliances since June 2000. Prior to joining us, from 1988 to 2000, Mr. Coss was Vice President of various business units at STMicroelectronics Group. Mr. Coss also held positions at SGS Microelectronics, COMTEC Economation Inc. and ICE. He received his M.S. in Electrical Engineering from the Polytechnic Institute of Bucharest.



    ANDREAS H. MELDER has served as our Vice President of Sales and Business Development since June 2000, as Vice President of Sales and Marketing since March 2000, as Vice President of Business Development since November 1999 and as Director of Business Development since April 1998. Prior to joining us, from August 1996 to April 1998, Mr. Melder was a Co-Founder and Vice President of Sales and Marketing of Microtune. Mr. Melder also held several senior marketing and sales positions at Cirrus Logic and Pixel Semiconductor (a Cirrus Logic acquisition) from 1994 to 1996. He received his B.S. in Electrical Engineering and Business from Carnegie-Mellon University and his M.S. in Electrical Engineering and Operations Research from Southern Methodist University.



    NEAL J. CARNEY has served as our Vice President of Marketing since June 2000. Between 1990 and 2000, he held various management positions at Agilent Technologies. He also held positions at

Yokogawa Hewlett Packard Ltd. and Raytheon Data Systems. He received his B.S. in Physics and his M.B.A. from Rensselaer Polytechnic Institute.


    PAUL NEGUS has served as our Vice President of Operations since April 1999. Between May 1998 and April 1999, he served as Vice President of Operations and Customer Service with two start-up companies in the mass storage market. From February 1997 to May 1998, Mr. Negus was Vice President of Operations of NetPower. He was Vice President, Asia Division of Manufacturers Services Ltd., a global manufacturing company, from 1995 forward to his position with NetPower.

    ALAN J. SOUCY has served as our Vice President of Advanced Products and Applications since July 1999. Prior to joining us, from 1996 to 1999, he worked for Philips Electronics as the general manager of the mobile computing division, with responsibility for all strategic and operational aspects of the handheld computing business. While at Philips, he also established Mobilesoft, an Internet-based electronic software distribution business. From 1993 to 1996, he was Vice President at Zenith Data Systems, with responsibility for the portable and mobile businesses, and, prior to that, Vice President for Product Strategy and Planning. He holds a B.S. in Management Science from the University of Rhode Island.

    DON WILE has served as our Vice President of Engineering from August 1999, and, prior to that, as the Director of Engineering since 1995. Mr. Wile holds several patents, and has published several papers. He received his B.S. in Electrical Engineering from Cornell University in 1975 and his M.S. in Electrical Engineering from the University of California-Berkeley in 1978.

    TSUYOSHI TAIRA has served as a director of our company since 1995. Since 1996, Mr. Taira has served as the Chief Executive Officer of Tazan International Inc. Prior to his present position, Mr. Taira served as Chairman of Sanyo Semiconductor Corporation. Mr. Taira holds a B.S. in Electrical Engineering from Tokyo Metropolitan University.

    BERNARD T. MARREN has served as a director of our company since 1998. Since May 1998, Mr. Marren has been President and Chief Executive Officer of
OPTi, Inc., a semiconductor manufacturer that produces Core Logic chip sets for personal computers. Prior to his present position, Mr. Marren founded and served as President and Vice Chairman of Western Micro Technology from 1977 to 1998.


    DR. CHARLES JUNGO has served as a director of our company since 1999. From 1991 to 1998 he was Executive Vice President, Chief Technical Officer and a Director of WavePhore, Inc. (now WAVO Inc.), where he led its technical and marketing efforts. Dr. Jungo holds a Ph.D. in Physics from the University of Fribourg, Switzerland.


    SOHAIL KHAN has served as a director of our company since 1999. Mr. Khan is currently President, Integrated Circuits Division of Lucent Technologies Microelectronics Group. From September 1996 to March 1999, Mr. Khan served as Vice President of Strategy and Business Development with Lucent Technologies. From 1994 to 1996, he held other management positions with AT&T (Lucent Technologies). Mr. Khan received his M.B.A. from the University of California-Berkeley and received his B.S. in Electrical Engineering in Pakistan.

ADVISORY BOARD


    We have established an advisory board consisting of accomplished professionals with expertise in technology and business. Members of our advisory board may from time to time be invited to attend meetings of the board of directors, but may not vote. The advisory board provides us with strategic advice and other assistance in the growth of our business. As of June 30, 2000, our advisory board members have been granted an aggregate of 265,000 options to purchase common stock as compensation. The following individuals are members of our advisory board:


NAME                                                          DATE OF MEMBERSHIP
----                                                          ------------------
Dr. Andreas Bechtolsheim....................................  July 16, 1998
Mel Friedman................................................  December 20, 1999
Ferdinand C. Kuznik.........................................  December 3, 1998
Robert C. Miller............................................  October 15, 1998
Raj Parekh..................................................  July 16, 1998
Dr. Robert S. Pepper........................................  April 10, 2000
Dr. William J. Raduchel.....................................  July 16, 1998
Arvind Sodhani..............................................  April 20, 2000

    DR. ANDREAS BECHTOLSHEIM is Vice President of Engineering at the Gigabit Switching Group at Cisco Systems, Inc. Previously, he was a Co-Founder and Vice President of Technology of Sun Microsystems. In 1995, he founded Granite Systems, which was acquired by Cisco Systems, Inc. in 1996. Mr. Bechtolsheim received a M.S. in Computer Engineering from Carnegie-Mellon University and a Ph.D. from Stanford University.

    MEL FRIEDMAN is President of Sun Microelectronics. Prior to joining Sun, he held senior positions at Prime Computer, Apollo Computer and Polaroid.
Mr. Friedman holds a B.S. in Mechanical Engineering from the City College of New York.

    FERDINAND C. KUZNIK is Executive Vice President of Motorola, Inc. and President of Motorola's operations in Europe, the Middle East and Africa. Mr. Kuznik received his Dipl. Ing. Degree from the Technical University of Ostrava, and holds a M.S. in Computer Science from the Illinois Institute of Technology.

    ROBERT C. MILLER is the Founder and Chief Executive Officer of Slam Dunk Networks. Mr. Miller founded NetPower in 1994, and served as its Chairman and Chief Executive Officer until 1998. Mr. Miller holds a M.A. from Stanford University and a B.A. from Bucknell University.


    RAJ PAREKH is a General Partner of Redwood Ventures, a venture capital firm. Prior to that he was Vice President and General Manager at Sun Microelectronics. Mr. Parekh holds a M.S. in Electrical Engineering from Polytechnic Institute of New York and a B.S. in Electrical Engineering from L.D. College of Engineering, India.


    DR. ROBERT S. PEPPER is Vice President of Intel Corporation's network communications group and President of Level One Communications. Mr. Pepper holds a B.S., M.S. and Ph.D. in Electrical Engineering from the University of California-Berkeley.

    DR. WILLIAM J. RADUCHEL is Chief Technology Officer at America Online. Prior to that, Mr. Raduchel worked at Sun Microsystems, where he was Chief Strategy Officer and a member of its executive committee. Mr. Raduchel holds a Ph.D. in Economics from Harvard University.

    ARVIND SODHANI is Vice President and Treasurer of Intel Corporation.
Mr. Sodhani is a member of the Board of Directors of The Nasdaq Stock Market, Inc. Mr. Sodhani received an M.B.A. from the University of Michigan and a M.S. from the University of London.

BOARD COMMITTEES


    AUDIT COMMITTEE. The audit committee currently consists of Messrs. Jungo, Marren and Taira. The audit committee reviews our annual audit and supervises independent auditors that review our internal accounting procedures and financial management practices.

    COMPENSATION COMMITTEE. The compensation committee currently consists of Messrs. Jungo and Khan. The compensation committee makes recommendations concerning salaries, stock options, incentives and other forms of compensation for directors, officers and other employees of our company. The compensation committee also administers our common share plans.

DIRECTOR COMPENSATION

    Our 2000 stock option plan provides for grants of options to purchase common stock to our directors who are not employees. In addition, our directors are reimbursed for expenses incurred in connection with attending board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee is currently, or has been at any time since our formation, one of our officers or employees. During the fiscal year ended December 31, 1999, no executive officer of our company served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE OFFICERS

    Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among our directors or officers.

EXECUTIVE COMPENSATION

    In fiscal year 1999, we paid an aggregate $951,756 in cash compensation to the directors and officers named under the caption "Executive Officers, Key Employees and Directors" as a group.


    As of June 30, 2000, our directors and officers, as a group, held options to purchase a total of 2,741,000 shares of common stock, at exercise prices ranging from $0.2034 to $12.00 per share. These options are scheduled to expire on various dates between January 27, 2007 and June 30, 2011.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth all compensation awarded to, earned by, or paid to our chief executive officer and the other four most highly paid executive officers, each of whose total cash compensation exceeded $100,000 during the year ended December 31, 1999.


                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                    ------------
                                                              ANNUAL COMPENSATION    SECURITIES
                                                              -------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                    SALARY     BONUS       OPTIONS
---------------------------                                   --------   --------   ------------
Adya S. Tripathi
  Chief Executive Officer...................................  $358,784   $    --            --

Andreas H. Melder
  Vice President of Sales and Business Development..........   136,533        --       110,000

Paul Negus
  Vice President of Operations..............................   133,810        --       175,000

Alan J. Soucy
  Vice President of Advanced Products and Applications......    86,622    25,000            --

Don Wile
  Vice President of Engineering.............................   135,996        --        50,000


                       OPTION GRANTS IN LAST FISCAL YEAR


    The following table sets forth information with respect to stock options granted during fiscal year 1999 to each of the executive officers named in the summary compensation table during the fiscal year ended December 31, 1999. The percentage of total options granted to our employees in the last fiscal year is based on options granted to purchase an aggregate of 2,149,625 shares of common stock during fiscal 1999. We have never granted any stock appreciation rights.


    The exercise prices present our board's estimate of the fair market value of the common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, transactions involving the issuances of shares of our preferred stock, the senior rights and preferences accorded issued shares of preferred stock, and the market for comparable stock.

    The amounts shown as potential realizable value represent hypothetical gain that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value at the date of grant. The 5% and the 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate of projection of the future price of our common stock. Actual gains, if any, on stock option exercises depend on the future performance of the trading price of our common stock. The amounts reflected in the table may not necessarily be achieved.

                                             INDIVIDUAL GRANTS
                              ------------------------------------------------
                                           PERCENT OF                              POTENTIAL REALIZABLE
                              NUMBER OF      TOTAL                                   VALUE AT ASSUMED
                              SECURITIES    OPTIONS                                ANNUAL RATES OF STOCK
                              UNDERLYING   GRANTED TO                             PRICE APPRECIATION FOR
                               OPTIONS     EMPLOYEES    EXERCISE                       OPTIONS TERM
                               GRANTED     IN FISCAL      PRICE     EXPIRATION   -------------------------
NAME                             (1)          1999      PER SHARE      DATE         5%              10%
----                          ----------   ----------   ---------   ----------   --------         --------
Adya S. Tripathi(1).........        --          --           --            --          --               --
Andreas H. Melder(2)........    50,000         2.3%       $1.50        7/8/09    $ 47,150         $ 54,700
Paul Negus..................   175,000         8.1%       $1.50        7/8/09    $165,025         $191,450
Alan J. Soucy(3)............        --          --           --            --          --               --
Don Wile(4).................    50,000         2.3%       $1.50        7/8/09    $ 47,150         $ 54,700

------------------------
(1) Dr. Tripathi was granted an additional 1,000,000 options on April 14, 2000.

(2) Mr. Melder was granted an additional 90,000 options on April 14, 2000.

(3) Mr. Soucy was granted 200,000 options on January 21, 2000.

(4) Mr. Wile was granted an additional 65,000 options on April 14, 2000.

                             YEAR-END OPTION VALUES

    The following table provides information for the executive officers named in the summary compensation table concerning the number and value of securities underlying exercisable and unexercisable options held as of December 31, 1999. No options were exercised during the year ended December 31, 1999 by our executive officers named in the summary compensation table.

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                    DECEMBER 31, 1999 (#)         DECEMBER 31, 1999 ($)
                                                 ---------------------------   ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------   -----------   -------------
Adya S. Tripathi...............................         --           --             --             --
Andreas H. Melder..............................    110,000           --            $ 0             --
Paul Negus.....................................    175,000           --            $ 0             --
Alan J. Soucy..................................         --           --             --             --
Don Wile.......................................     50,000           --            $ 0             --

    The value, shown for in-the-money options represent the difference between the respective exercise price of outstanding stock options, and $1.50, which is the fair market value of the common stock as of December 31, 1999 as determined in good faith by our board of directors.

EMPLOYEE BENEFIT PLANS

2000 STOCK PLAN

    Our 2000 Stock Plan assumed all of our outstanding options issued under our 1995 Stock Option Plan effective upon our reincorporation in Delaware. The 2000 Stock Plan provides for the grant of incentive stock options to our employees and nonstatutory stock options and stock purchase rights to our employees, directors and consultants.


    As of June 30, 2000, a total of 11,000,000 shares of our common stock were reserved for issuance pursuant to the 2000 Stock Plan. As of June 30, 2000, 2,459,175 shares had been issued pursuant to the exercise of options and options to purchase 7,517,815 shares of common stock were outstanding. 1,023,010 shares were available for future grant.


    Our board of directors or a committee of our board will administer the 2000 Stock Plan. The committee may consist of two or more "outside directors" to satisfy certain tax and securities requirements. The administrator will have the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise. The administrator will determine the exercise price of options granted under our 2000 Stock Plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. Additionally, the term of an incentive stock option may not exceed ten years.

    After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term. The administrator will determine the exercise price of stock purchase rights granted under our 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser. The administrator determines the rate at which our repurchase option will lapse. Our 2000 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

    Our 2000 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute for each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted for, all outstanding options and stock purchase rights will accelerate and vest in full prior to the closing of such merger or sale of assets.

    Our 2000 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2000 Stock Plan provided it does not adversely affect any option previously granted thereunder.

2000 EMPLOYEE STOCK PURCHASE PLAN

    Concurrently with this offering, we intend to establish an employee stock purchase plan. A total of 500,000 shares of our common stock will be made available for sale under the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if such employee:

    - immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

    - whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

    Our Purchase Plan contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after December 31 and June 30 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or after June 30, 2002.

    The plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant's, base straight time gross earnings and commissions but excludes all other compensation. A participant may purchase no more than 1,000 shares during any six-month purchase period.

    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or the end of the purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

    A participant may not transfer rights granted under our Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided.

    In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

    Our Purchase Plan will terminate in 2010. However, our board of directors has the authority to amend or terminate the Purchase Plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

401(K) PLAN

    In 1997, we adopted a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the lesser of 20% of their annual pre-tax gross compensation or the statutorily prescribed annual limit of $10,500 in 2000, and to have the amount of the reduction contributed to the 401(k) plan. Our 401(k) permits us, but does not require us, to make additional matching contributions on behalf of certain plan participants. To date, we have not made any such contributions to our plan.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Our bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Delaware General Corporation Law expressly permits indemnification.

    We will be entering into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will indemnify our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any director or executive officer in any action or proceeding, including any action by or in our right arising out of that person's services as a director, officer, employee, agent or fiduciary for us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. The agreements do not provide for indemnification in cases where

    - the claim is brought by the indemnified party;

    - the indemnified party has not acted in good faith;

    - the expenses have been paid directly to the indemnified party under a policy of officers' and directors' insurance maintained by us; or

    - the claim arises under Section 16(b) of the Exchange Act.

    We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. It is the position of the SEC that indemnification for liabilities arising under federal or state securities laws is against public policy and not enforceable.

    At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    Since 1997, there have been no transactions or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

SERIES A PREFERRED STOCK FINANCING

    In December 1995, we issued and sold an aggregate of 3,245,000 shares of convertible Series A preferred stock for an aggregate purchase price of $2,200,000 or $0.68 per share. OPTi, Inc. purchased 1,563,500 shares of convertible Series A preferred stock. A former director was employed by OPTi, Inc. at the time of its purchase of Series A preferred stock. Bernard Marren, one of our current directors, is Chief Executive Officer of OPTi, Inc. In addition, Sanyo Semiconductor Corporation purchased 1,475,000 shares of Series A preferred stock. One of our directors, Tsuyoshi Taira, was Chairman of Sanyo Semiconductor Corporation until 1996.

SERIES B PREFERRED STOCK FINANCING

    In February 1996, we issued and sold an aggregate of 1,966,650 shares of convertible Series B preferred stock for an aggregate purchase price of $3,999,966 or $2.03 per share. The investor OPTi, Inc. purchased 491,666 shares of convertible Series B preferred stock. A former director was employed by OPTi, Inc. at the time of its purchase of Series B preferred stock. Bernard Marren, one of our current directors, is Chief Executive Officer of OPTi, Inc. Sanyo Semiconductor Corporation also purchased 491,666 shares of convertible Series B preferred stock. One of our directors, Tsuyoshi Taira, was Chairman of Sanyo Semiconductor Corporation until 1996.

OFFICER'S PROMISSORY NOTES

    In January 1997 and March 1998, we accepted notes receivable totaling $224,000 and $412,000 from Adya S. Tripathi, our Chief Executive Officer and President, in connection with the exercise of stock options. These notes were non-recourse, bearing fixed interest at 6.01% and 5.51%, respectively, compounded semi-annually. These notes are secured by the underlying shares. Principal and interest on the two notes was due to be repaid by January 2004 and March 2005, respectively. Effective April 14, 2000, the notes and related interest were forgiven by the Board of Directors.

RESTRICTED COMMON STOCK ISSUED TO OFFICER

    In May 1998, we issued 1,000,000 shares of non-voting Class B common stock at a price of $1.50 per share to Chet Silvestri, a former officer. We accepted a full-recourse note totaling $1.5 million from Mr. Silvestri in May 1998 for the full issue price of the shares. This note was secured by the underlying shares, was full recourse against the issuer personally for failure to pay and accrued interest at an annual rate of 5.61%, compounded semi-annually. The terms of the note stated that it was due to be repaid by 2003, or within six months of the termination or resignation of Mr. Silvestri. In March 1999, Mr. Silvestri resigned. We continued to hold the $1.5 million note due to us for the issue of shares. Under the negotiated terms of Mr. Silvestri's resignation agreement, we amended the original repurchase terms of the restricted stock agreement. We repurchased 500,000 shares of common stock, and the obligation on the note receivable was amended to $750,000 plus interest. In October 1999, Mr. Silvestri repaid $750,000 of the note receivable and $94,418 of accrued interest.

FUTURE TRANSACTIONS

    We believe that the transactions described in this section were made on terms no less favorable than could have been obtained from third parties. We plan to adopt a policy that requires all future transactions between us and officers, directors and affiliates to be on terms no less favorable than could be obtained from unaffiliated third parties, and that requires that such future transactions be approved by a certain number or percentage of disinterested directors. Under our bylaws, our directors may participate in transactions involving us or in which we are interested.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of common stock offered in this prospectus:


    - each stockholder to own beneficially more than five percent of our common stock, as explained below;

    - each of our executive officers named in the summary compensation table;

    - each of our directors; and

    - all of our directors and executive officers as a group.


    Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 30, 2000, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.


    Unless otherwise indicated below, the address for each stockholder on this table is c/o Tripath Technology Inc., 3900 Freedom Circle, Suite 200, Santa Clara, CA 95054. Unless otherwise indicated below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

    The percentage of shares beneficially owned are based on the aggregate of:


    - 20,911,241 shares of common stock outstanding as of June 30, 2000, assuming conversion of all outstanding preferred stock into common stock, and


    - 7,500,000 shares of common stock issued in this offering.

    The information below assumes no exercise of underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in the offering.


                                                          SHARES             PERCENT          PERCENT
BENEFICIAL OWNER                                    BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
----------------                                    ------------------   ---------------   --------------
Adya S. Tripathi(1)...............................      10,226,667             48.9%            36.0%
OPTi, Inc.........................................       2,055,166              9.8              7.2
Sanyo Semiconductor Corp..........................       1,966,666              9.4              6.9
John J. DiPietro(2)...............................         113,146                *                *
Serban C. Coss....................................               0                *                *
Andreas H. Melder(3)..............................          56,875                *                *
Neal J. Carney....................................               0                *                *
Paul Negus(4).....................................          59,375                *                *
Alan J. Soucy(5)..................................          54,167                *                *
Don Wile(6).......................................         131,667                *                *
Tsuyoshi Taira(7).................................          97,917                *                *
Bernard T. Marren(8)..............................          21,250                *                *
Charles Jungo(9)..................................           2,500                *                *
Sohail Khan(10)...................................          13,438                *                *
Directors and Executive Officers as a group
  (12 persons)....................................      10,817,002             51.7%            38.1%


------------------------

*   Less than one percent (1%).

 (1) Includes 166,667 shares issuable upon exercise of stock options held by Dr. Tripathi and includes 900,000 shares held in trust for the benefit of Dr. Tripathi's minor children.



 (2) Includes 98,396 shares issuable upon exercise of stock options held by Mr. DiPietro.


 (3) Represents shares issuable upon the exercise of stock options held by Mr. Melder.

 (4) Represents shares issuable upon the exercise of stock options held by Mr. Negus.

 (5) Represents shares issuable upon the exercise of stock options held by Mr. Soucy.


 (6) Includes 21,042 shares issuable upon the exercise of stock options held by Mr. Wile.


 (7) Represents shares issuable upon the exercise of stock options held by Mr. Taira.

 (8) Represents shares issuable upon the exercise of stock options held by Mr. Marren.

 (9) Represents shares issuable upon the exercise of stock options held by Mr. Jungo.

 (10) Represents shares issuable upon the exercise of stock options held by Mr. Khan.

                          DESCRIPTION OF CAPITAL STOCK

    Our certificate of incorporation that becomes effective upon the closing of this offering authorizes the issuance of up to 100,000,000 shares of common stock, $0.001 par value, and authorizes the issuance of 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK


    As of June 30, 2000, there were 11,826,675 shares of common stock outstanding that were held of record by 62 stockholders. As of June 30, 2000 there were also 7,517,815 shares of common stock subject to outstanding options, and warrants to purchase 121,250 shares of common stock.


    DIVIDEND RIGHTS. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as our board of directors may determine.

    VOTING RIGHTS. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.

    NO PREEMPTIVE OR SIMILAR RIGHTS. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

    RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS. Upon a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

CONVERTIBLE PREFERRED STOCK


    As of June 30, 2000, there were 9,084,566 shares of preferred stock outstanding. Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See note 5 of notes to our financial statements for a description of our outstanding preferred stock as of December 31, 1999.


    Following the closing of this offering, we will be authorized, subject to limitations imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. Following the closing of this offering, all preferential board voting rights granted to holders of our preferred stock will be terminated. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

WARRANTS TO PURCHASE COMMON STOCK


    As of June 30, 2000, we had the following warrants outstanding to purchase a total of 121,250 shares of our common stock:


    - an aggregate of 10,000 shares pursuant to two separate warrants, each at an exercise price of $1.50 per share, and each terminating on March 2, 2008;

    - 102,250 shares at an exercise price of $1.00 per share, terminating on August 20, 2007; and

    - 9,000 shares at an exercise price of $1.50 per share, terminating on July 7, 2009.

REGISTRATION RIGHTS

    Pursuant to a registration rights agreement we entered into with holders of 9,084,566 shares of our preferred stock 102,250 shares issuable upon exercise of a warrant, the holders of these shares are entitled to registration rights regarding these shares. The registration rights provide that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters in an offering to limited the number of shares included in the registration. The holders of these shares may also require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock. We are required to use our best efforts to effect this registration, subject to conditions and limitations. Furthermore, the holders of these shares may require us to file additional registration statements on Form S-3, subject to conditions and limitations. These rights terminate on the earlier of five years after the effective date of this offering, the date on which all securities holding registration rights have been sold, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

    Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

    - the acquisition of us by means of a tender offer;

    - the acquisition of us by means of a proxy contest or other; and

    - the removal of our incumbent officers and directors.

    UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

    SECTION 203. We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

    - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

    - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include:

    - any merger or consolidation involving the corporation and the interested stockholder,

    - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.


LISTING

    We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "TRPH."

                        SHARES ELIGIBLE FOR FUTURE SALE

    We cannot provide any assurance that after this offering has been completed a significant public market for our common stock will develop or be sustained. The sale of substantial numbers of our common stock in the public market could adversely affect prevailing market prices for our common stock. Only a limited number of shares of our common stock currently held by our stockholders will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below. Further sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


    Upon completion of this offering and assuming no exercise of the underwriters' over-allotment option, we expect to have 28,411,241 outstanding shares of common stock. We expect to have outstanding options and warrants to purchase 7,639,065 shares of common stock, assuming no additional option or warrant grants after June 30, 2000.



    The 7,500,000 shares that we expect to sell in the offering and all common stock sold upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the securities act. However, there will be trading restrictions imposed on "affiliates" and "control persons" as defined under Rule 144. The remaining 20,911,241 outstanding shares and 7,639,065 shares subject to outstanding options and warrants are restricted securities as that term is defined in Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted securities will be eligible for sale in the public market immediately following the offering subject to the expiration of 180-day lock-up agreements with representatives of the underwriters and to volume limitations and other conditions under Rule 144.


    The following table indicates approximately when restricted shares of our common stock will be eligible for sale into the public market:


ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET
----------------------------------------------------------
At effective date...........................................           0
90 days after effective date................................           0
180 days after effective date...............................  25,759,502
                                                              ----------
After 180 days post-effective date..........................   2,790,804
                                                              ----------


LOCK-UP AGREEMENTS


    Our officers and directors and substantially all of our existing stockholders and option holders have signed lock-up agreements under which they agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of Salomon Smith Barney Inc.


REGISTRATION RIGHTS

    Beginning 180 days after the effective date of this offering, the holders of an aggregate of 9,084,566 shares of the outstanding preferred stock and 102,250 shares of common stock issuable upon the exercise of a warrant have the right to require us to register their shares for sale upon meeting requirements to which the parties have previously agreed.

OPTIONS AND WARRANTS


    Concurrently with this offering, 500,000 shares of the common stock will be reserved for issuance pursuant to our 2000 Employee Stock Purchase Plan. An aggregate of 4,763,511 shares issuable upon the exercise of the outstanding options will be vested 180 days following the date of this prospectus. Substantially all of the common stock issuable upon exercise of outstanding options are subject to 180-day lock-up agreements with the representatives of the underwriters.


    At the date of the offering, none of the shares issuable on exercise of outstanding warrants will be eligible for sale. After 180 days following the date of the prospectus upon the expiration of the lock-up agreements, 112,250 shares of the common stock issuable on exercise of the outstanding warrants will first become available for sale in the public markets. The warrants expire prior to July 7, 2009.

RULE 144

    In general, under Rule 144, as in effect on the date of this prospectus, any person who has beneficially owned restricted securities for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding common stock which are approximately 209,007 shares immediately after the offering; or

    - the average weekly trading volume of our common stock during the four calendar weeks preceding.

    Sale of restricted securities pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Our affiliates must also comply with the restrictions and requirements of Rule 144, in addition to the one-year holding period requirement, in order to sell any common stock.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate" is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

    In general, any of our employees, directors, officers, consultants or advisers who purchases shares from us pursuant to Rule 701 in connection with a compensatory stock or option plan or other written agreement relating to the compensation of such persons is eligible to resell, unless contractually restricted, such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain holding restrictions. Such securities may be sold:

    - by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

    - by our affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

                                  UNDERWRITERS

    Subject to the terms and conditions stated in the underwriting agreement
dated           , 2000, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Salomon Smith Barney Inc....................................
Deutsche Bank Securities, Inc...............................
U.S. Bancorp Piper Jaffray Inc..............................
Dain Rauscher Incorporated..................................

                                                              ---------
  Total.....................................................  7,500,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock offered hereby other than those covered by the over-allotment option described below if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., Deutsche Bank Securities, Inc., U. S. Bancorp Piper Jaffray Inc., and Dain Rauscher Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public
offering price less a concession not in excess of $      per share. The
underwriters may allow, and these dealers may reallow, a concession not in
excess of $      per share on sales to other dealers. If all of the shares are not sold at the offering price, the underwriters may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    At our request, the underwriters have reserved up to five percent of the shares of common stock, for sale at the initial public offering price to persons who are our directors, officers or employees and other persons associated with us who have expressed an interest in purchasing shares of common stock in the offering. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters on the same terms as all other shares of common stock offered hereby. We have agreed to indemnify those certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of these reserved shares.


    We, each of our officers, directors and substantially all of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.


    Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and does not reflect the market price for the common stock following the offering. Among the principal factors considered in determining the initial public offering price will be:

    - the information set forth in this prospectus and otherwise available to the representatives;

    - market conditions for initial public offering;

    - the history of and prospects for the industry in which we are competing;

    - our past and present operations;

    - our past and present earnings and current financial position;

    - our prospects for future earnings;

    - the present state of our development and our current financial condition;

    - the ability of our management;

    - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

    - the general condition of the securities markets at the time of this offering.

    We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

    We have applied to have our shares of common stock included for quotation on the Nasdaq Stock Market's National Market under the symbol "TRPH".

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                             PAID BY TRIPATH
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................    $             $
Total................................................    $             $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transaction may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    We will pay the expense of this offering, estimated to be             .

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the common stock sold in this offering for Tripath Technology Inc. Brobeck, Phleger & Harrison LLP, San Francisco, California will pass upon certain legal matters in connection with this offering for the underwriters. As of the date of this prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to current members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 59,000 shares of Tripath Technology Inc. preferred stock.

                                    EXPERTS

    Our financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, omits certain of the information contained in the registration statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, can be inspected and copied at the Commission's offices at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Information concerning the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission.

                            TRIPATH TECHNOLOGY INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Balance Sheets..............................................    F-3

Statements of Operations....................................    F-4

Statements of Stockholders' Equity (Deficit)................    F-5

Statements of Cash Flows....................................    F-6

Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
  Tripath Technology Inc.


    The reincorporation as described in Note 11 to the financial statements has not been consummated at June 30, 2000. When it has been consummated, we will be in a position to furnish the following report:


    "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Tripath
Technology Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
April 18, 2000, except as to
Note 11, which is as of [          ], 2000"

/s/ PRICEWATERHOUSECOOPERS LLP

                            TRIPATH TECHNOLOGY INC.

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                        PRO FORMA
                                                                                      STOCKHOLDERS'
                                                       DECEMBER 31,                   EQUITY AS OF
                                                    -------------------   MARCH 31,     MARCH 31,
                                                      1998       1999       2000          2000
                                                    --------   --------   ---------   -------------
                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................  $ 21,975   $  9,568   $   7,648
  Short-term investments..........................    10,980      6,835       4,827
  Restricted cash.................................     1,000      1,000       1,000
  Accounts receivable, net........................        19        414         290
  Inventories.....................................        68      2,301       2,082
  Prepaid expenses and other current assets.......     1,194        248         512
                                                    --------   --------   ---------
    Total current assets..........................    35,236     20,366      16,359

Property and equipment, net.......................     1,971      2,093       2,195
Other assets......................................       184        175         291
                                                    --------   --------   ---------

      Total assets................................  $ 37,391   $ 22,634   $  18,845
                                                    ========   ========   =========

LIABILITIES, CONVERTIBLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable................................  $    686   $    746   $     949
  Accrued expenses................................       521      1,592       1,834
  Deferred distributor revenue....................        --        947         915
                                                    --------   --------   ---------
    Total current liabilities.....................     1,207      3,285       3,698
                                                    --------   --------   ---------

Commitments and contingencies (Note 10)

Convertible preferred stock.......................    49,611     49,611      49,611     $      --
                                                    --------   --------   ---------     ---------

Stockholders' equity:
  Common stock, $0.001 par value, 60,000,000
    shares authorized; 11,186,349, 10,899,022 and
    11,298,480 (unaudited) shares issued and
    outstanding actual; 60,000,000 shares
    authorized, 20,383,046 shares issued and
    outstanding pro forma (unaudited).............        11         11          11            20
  Additional paid-in capital......................    39,757     50,854      61,285       110,887
  Stockholder notes receivable....................    (2,236)      (726)       (736)         (736)
  Deferred stock-based compensation...............   (12,826)   (10,566)    (14,380)      (14,380)
  Accumulated deficit.............................   (38,133)   (69,835)    (80,644)      (80,644)
                                                    --------   --------   ---------     ---------

    Total stockholders' equity (deficit)..........   (13,427)   (30,262)    (34,464)    $  15,147
                                                    --------   --------   ---------     =========
      Total liabilities, convertible preferred
        stock and stockholders' equity
        (deficit).................................  $ 37,391   $ 22,634   $  18,845
                                                    ========   ========   =========


   The accompanying notes are an integral part of these financial statements.

                            TRIPATH TECHNOLOGY INC.

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            MARCH 31,
                                               ------------------------------   -------------------
                                                 1997       1998       1999       1999       2000
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
Revenue......................................  $    --    $    180   $    648   $    32    $    742
Cost of revenue..............................       --         196      2,420        19       1,487
                                               -------    --------   --------   -------    --------
Gross profit (loss) (exclusive of stock-based
  compensation of $43 and $20 in 1999 and for
  the three months ended March 31, 2000).....       --         (16)    (1,772)       13        (745)
                                               -------    --------   --------   -------    --------
Operating expenses:
  Research and development (exclusive of
    stock-based compensation of $96, $2,753,
    $6,891, $365 and $2,911 for 1997, 1998
    and 1999 and for the three months ended
    March 31, 1999 and 2000, respectively)...    2,055       5,409     11,429     2,354       2,847
  Selling, general and administrative
    (exclusive of stock-based compensation of
    $0, $21,385, $6,879, $2,534 and $3,311
    for 1997, 1998, 1999 and the three months
    ended March 31, 1999 and 2000)...........    1,062       5,096      6,056     1,456       1,231
  Stock-based compensation...................       96      24,138     13,813     2,899       6,242
                                               -------    --------   --------   -------    --------
      Total operating expenses...............    3,213      34,643     31,298     6,709      10,320
                                               -------    --------   --------   -------    --------
Loss from operations.........................   (3,213)    (34,659)   (33,070)   (6,696)    (11,065)
Interest income..............................      442       1,002      1,368       407         256
                                               -------    --------   --------   -------    --------
Net loss.....................................  $(2,771)   $(33,657)  $(31,702)  $(6,289)   $(10,809)
                                               =======    ========   ========   =======    ========

Basic and diluted net loss per share.........  $ (0.28)   $  (3.32)  $  (2.98)  $ (0.62)   $  (0.98)
                                               =======    ========   ========   =======    ========
Number of shares used to compute basic and
  diluted net loss per share.................    9,844      10,143     10,624    10,188      11,049
                                               =======    ========   ========   =======    ========
Pro forma basic and diluted net loss per
  share (unaudited)..........................                        $  (1.61)             $  (0.54)
                                                                     ========              ========
Number of shares used to compute pro forma
  basic and diluted net loss per share
  (unaudited)................................                          19,709                20,134
                                                                     ========              ========


   The accompanying notes are an integral part of these financial statements.

                            TRIPATH TECHNOLOGY INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)


                                    COMMON STOCK       ADDITIONAL   STOCKHOLDER     DEFERRED                          TOTAL
                                 -------------------    PAID-IN        NOTES       STOCK-BASED    ACCUMULATED     STOCKHOLDERS'
                                  SHARES     AMOUNT     CAPITAL     RECEIVABLE    COMPENSATION      DEFICIT      EQUITY (DEFICIT)
                                 --------   --------   ----------   -----------   -------------   ------------   ----------------
BALANCE AT DECEMBER 31, 1996...    8,850      $ 9       $    (7)      $   --        $     --       $  (1,705)        $ (1,703)
Issuance of common stock upon
  exercise of stock options for
  shareholder notes
  receivable...................    1,000        1           222         (223)             --              --               --
Issuance of common stock upon
  exercise of stock options....       86       --            19           --              --              --               19
Deferred stock-based
  compensation.................       --       --            96           --             (96)             --               --
Amortization of deferred
  stock-based compensation.....       --       --            --           --              96              --               96
Interest on stockholder notes
  receivable...................       --       --            13          (13)             --              --               --
Issuance of common stock
  warrants.....................       --       --           187           --              --              --              187
Net loss.......................       --       --            --           --              --          (2,771)          (2,771)
                                  ------      ---       -------       ------        --------       ---------         --------

BALANCE AT DECEMBER 31, 1997...    9,936       10           530         (236)             --          (4,476)          (4,172)
Issuance of common stock upon
  exercise of stock options for
  shareholder notes
  receivable...................      250       --         2,451         (413)         (2,038)             --               --
Issuance of common stock to
  officer for notes
  receivable...................    1,000        1        10,099       (1,500)         (8,600)             --               --
Deferred stock-based
  compensation.................       --       --        26,326           --         (26,326)             --               --
Amortization of deferred
  stock-based compensation.....       --       --            --           --          24,138              --           24,138
Interest on stockholder notes
  receivable...................       --       --            87          (87)             --              --               --
Issuance of common stock
  warrants.....................       --       --           264           --              --              --              264
Net loss.......................       --       --            --           --              --         (33,657)         (33,657)
                                  ------      ---       -------       ------        --------       ---------         --------

BALANCE AT DECEMBER 31, 1998...   11,186       11        39,757       (2,236)        (12,826)        (38,133)         (13,427)
Repurchase of restricted common
  stock upon termination of
  officer......................     (500)      --        (4,565)         750           3,815              --               --
Repayment of stockholder note
  receivable and related
  interest.....................       --       --            --          845              --              --              845
Issuance of common stock upon
  exercise of stock options....      213       --            69           --              --              --               69
Deferred stock-based
  compensation.................       --       --        15,368           --         (15,368)             --               --
Amortization of deferred
  stock-based compensation.....       --       --            --           --          13,813              --           13,813
Interest on stockholder notes
  receivable...................       --       --            85          (85)             --              --               --
Issuance of common stock
  warrants.....................       --       --           140           --              --              --              140
Net loss.......................       --       --            --           --              --         (31,702)         (31,702)
                                  ------      ---       -------       ------        --------       ---------         --------

BALANCE AT DECEMBER 31, 1999...   10,899       11        50,854         (726)        (10,566)        (69,835)         (30,262)
Issuance of common stock upon
  exercise of stock options
  (unaudited)..................      382       --           339           --              --              --              339
Issuance of common stock upon
  exercise of warrants
  (unaudited)..................       17       --            26           --              --              --               26
Deferred stock-based
  compensation (unaudited).....       --       --        10,056           --         (10,056)             --               --
Amortization of deferred
  stock-based compensation
  (unaudited)..................       --       --            --           --           6,242              --            6,242
Interest on stockholder notes
  receivable (unaudited).......       --       --            10          (10)             --              --               --
Net loss (unaudited)...........       --       --            --           --              --         (10,809)         (10,809)
                                  ------      ---       -------       ------        --------       ---------         --------

BALANCE AT MARCH 31, 2000
  (UNAUDITED)..................   11,298      $11       $61,285       $ (736)       $(14,380)      $ (80,644)        $(34,464)
                                  ======      ===       =======       ======        ========       =========         ========


   The accompanying notes are an integral part of these financial statements.

                            TRIPATH TECHNOLOGY INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                            THREE MONTHS
                                                                                                ENDED
                                                           YEAR ENDED DECEMBER 31,            MARCH 31,
                                                        ------------------------------   -------------------
                                                          1997       1998       1999       1999       2000
                                                        --------   --------   --------   --------   --------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................................  $(2,771)   $(33,657)  $(31,702)  $(6,289)   $(10,809)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      Depreciation and amortization...................      343         577        938       217         225
      Allowance for doubtful accounts.................       --          --         30                    20
      Stock-based compensation........................       96      24,138     13,813     2,899       6,242
      Amortization of warrants........................      187         222        182        14          --
      Changes in assets and liabilities:
        Accounts receivable...........................       --         (19)      (425)      (17)        104
        Inventories...................................       --         (68)    (2,233)      (48)       (219)
        Prepaid expenses and other assets.............     (173)        (72)       (87)      991        (380)
        Accounts payable..............................      (10)        500         60      (123)        203
        Accrued expenses..............................       79         419      1,071       (92)        242
        Deferred distributor revenue..................       --          --        947        --         (32)
                                                        -------    --------   --------   -------    --------
          Net cash used in operating activities.......   (2,249)     (7,960)   (17,406)   (2,448)     (3,966)
                                                        -------    --------   --------   -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of short-term investments..................   (2,946)     (8,999)    (5,011)   (2,000)         --
  Sales of short-term investments.....................       --         965      9,156       957       2,008
  Restricted cash.....................................   (1,000)         --         --        --          --
  Purchase of property and equipment..................     (445)     (1,694)    (1,060)     (376)       (327)
                                                        -------    --------   --------   -------    --------
          Net cash provided by (used in) investing
            activities................................   (4,391)     (9,728)     3,085    (1,419)      1,681
                                                        -------    --------   --------   -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of convertible preferred
    stock, net of issuance costs......................   14,971      27,484      1,000        --          --
  Proceeds from issuance of common stock..............       19          --         69        20         365
  Proceeds from payment of stockholder note
    receivable........................................       --          --        845        --          --
                                                        -------    --------   --------   -------    --------
          Net cash provided by financing activities...   14,990      27,484      1,914        20         365
                                                        -------    --------   --------   -------    --------
Net increase (decrease) in cash and cash
  equivalents.........................................    8,350       9,796    (12,407)   (3,847)     (1,920)
Cash and cash equivalents at beginning of period......    3,829      12,179     21,975    21,975       9,568
                                                        -------    --------   --------   -------    --------
Cash and cash equivalents at end of period............  $12,179    $ 21,975   $  9,568   $18,128    $  7,648
                                                        =======    ========   ========   =======    ========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Stockholder notes receivable issued on exercise of
    stock options.....................................  $   223    $    413   $     --   $    --    $     --
  Note receivable issued on issuance of common
    stock.............................................  $    --    $  1,500   $     --   $    --    $     --
  Issuance of common stock warrants for services......  $   187    $    264   $    140   $    --    $     --
  Repurchase of restricted common stock and
    cancellation of notes receivable..................  $    --    $     --   $    750   $    --    $     --
  Interest on stockholder notes receivable............  $    13    $     87   $     85   $    93    $     10


   The accompanying notes are an integral part of these financial statements.

                            TRIPATH TECHNOLOGY INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND BASIS OF PRESENTATION:

THE COMPANY

    Tripath Technology Inc. (the "Company") was incorporated in California in July 1995. The Company is a designer and developer of integrated circuit devices for the consumer audio personal computer and communications markets.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION


    The Company recognizes revenue from product sales upon shipment to original equipment manufacturers and end users, net of sales returns and allowances. The Company's sales to distributors are made under arrangements allowing for returns or credits under certain circumstances and the Company defers recognition on sales to distributors until products are resold by the distributor to the end user.


CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial paper, bonds and notes, the fair value of which approximates cost.

    The Company categorizes short-term investments as available-for-sale. Accordingly, these investments are carried at fair value. The fair value of such securities approximates cost, and there were no material unrealized gains or losses as of December 31, 1998 and 1999 or March 31, 2000 (unaudited). Short-term investments generally have maturities of less than one year from the date of

                            TRIPATH TECHNOLOGY INC.

purchase. The following table summarizes the Company's cash and cash equivalents and short-term investments (in thousands):

                                                     DECEMBER 31,
                                                  -------------------    MARCH 31,
                                                    1998       1999        2000
                                                  --------   --------   -----------
                                                                        (UNAUDITED)
Cash and cash equivalents:
  Cash..........................................  $    --     $  304       $  558
  Money market funds............................    1,298        217           77
  Commercial paper..............................   13,932         --           --
  Commercial bonds and notes....................    6,745      9,047        7,013
                                                  -------     ------       ------
                                                  $21,975     $9,568       $7,648
                                                  =======     ======       ======

Short-term investments:
  U.S. Government bonds and notes...............  $ 3,045     $   --       $   --
  Commercial paper..............................       --      1,005        1,013
  Commercial bonds and notes....................    7,935      5,830        3,814
                                                  -------     ------       ------
                                                  $10,980     $6,835       $4,827
                                                  =======     ======       ======

RESTRICTED CASH

    At December 31, 1998 and 1999 and March 31, 2000 (unaudited), the Company had $1,000,000 invested in a certificate of deposit with a bank as security for the Company's line of credit.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Substantially all of the Company's cash and cash equivalents are invested in highly-liquid money market funds and commercial securities with major financial institutions. Short-term investments consist of U.S. government and commercial bonds and notes. The Company sells its products principally to original equipment manufacturers. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses, as considered necessary by management. Credit losses to date have been consistent with management's estimates.

    The Company's significant customers were as follows:


                                                                                             % OF ACCOUNTS
                                                 % OF REVENUES FOR THE YEAR                  RECEIVABLE AT
                                                     ENDED DECEMBER 31,                      DECEMBER 31,
                                           --------------------------------------       -----------------------
                                             1997           1998           1999           1998           1999
                                           --------       --------       --------       --------       --------
Customer A..........................            --           --             50%              --           54%
Customer B..........................            --           --             11%              --           16%
Customer C..........................            --           --             11%              --           --
Customer D..........................            --           56%            --               --           --
Customer E..........................            --           29%            --               --           --

                            TRIPATH TECHNOLOGY INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable and accounts payable, approximate their fair value due to their relative short maturities and based upon comparable market information available at the respective balance sheet dates. The Company does not hold or issue financial instruments for trading purposes.

INVENTORIES

    Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method.

INVENTORY PURCHASE COMMITMENTS


    The Company accrues for estimated losses on non-cancelable purchase orders. The estimated losses result from anticipated future sale of products for sales prices less than the estimated cost to manufacture. The Company has also recorded an accrual for inventory to be purchased under non-cancellable purchase orders which is in excess of expected demand. Inventory purchase commitment losses totaled $136,000 and $332,000 (unaudited) for the year ended
December 31, 1999 and three months ended March 31, 2000, respectively.


RESEARCH AND DEVELOPMENT EXPENSES

    Research and development costs are charged to expense as incurred.

PROPERTY AND EQUIPMENT

    Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, ranging from three to five years, or, in the case of leasehold improvements, over the lease period.

    Upon disposal, the assets and related accumulated depreciation and amortization are removed from the Company's accounts, and the resulting gains or losses are reflected in the statement of operations.

    Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between net book value of the assets and their estimated fair values.

COMPREHENSIVE INCOME

    The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purposes financial statements. There was no difference between the Company's net loss and its total comprehensive loss

                            TRIPATH TECHNOLOGY INC.

for the years ended December 31, 1997, 1998 and 1999 and the three-month periods ended March 31, 1999 and 2000 (unaudited).

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the stock option exercise price. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28 ("FIN 28"). The Company accounts for stock issued to nonemployees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are offered to other than employees for acquiring or in conjunction with selling goods or services" ("EITF 96-18"). Under SFAS No. 123 and EITF 96-18, stock option awards issued to nonemployees are accounted for at their fair value, determined using the Black-Scholes option pricing method. The fair value of each nonemployee stock option or award is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

SEGMENT AND GEOGRAPHIC INFORMATION

    The Company has determined that it has one reportable business segment: the design, license, and marketing of integrated circuits.

    The following is a geographic breakdown of the Company's sales by shipping destination for the following periods:

                                                                                    THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,             MARCH 31,
                                                 --------------------------------   -------------------
                                                    1997        1998       1999       1999       2000
                                                 ----------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)
United States..................................  $      --      $153       $ 35       $ 3        $ 36
Japan..........................................         --         5        351        25         512
Singapore......................................         --        --         21        --         105
Korea..........................................         --         1        143         2          72
Rest of world..................................         --        21         98         2          17
                                                 ----------     ----       ----       ---        ----
                                                 $      --      $180       $648       $32        $742
                                                 ==========     ====       ====       ===        ====

RECENT ACCOUNTING PRONOUNCEMENTS


    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Substantially all of the Company's revenues and costs are denominated in U.S. dollars, and to date the Company has not entered into any material derivatives. SFAS No. 133, as

                            TRIPATH TECHNOLOGY INC.

amended by SFAS No. 137 and SFAS No. 138, will be effective for fiscal years beginning after June 15, 2000.


NET LOSS PER SHARE

    Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common stock and dilutive potential common stock outstanding. The calculation of diluted net loss per share excludes potential common stock if the effect is anti-dilutive. Potential common stock consist of incremental common stock issuable upon the exercise of stock options, shares issuable upon conversion of convertible preferred stock and common stock issuable upon the exercise of common stock warrants.

    The following table sets forth the computation of basic and diluted net loss per share for the periods presented (in thousands, except per share amounts):

                                                                                THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            MARCH 31,
                                               ------------------------------   -------------------
                                                 1997       1998       1999       1999       2000
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
Numerator:
  Net loss...................................  $(2,771)   $(33,657)  $(31,702)  $(6,289)   $(10,809)
                                               =======    ========   ========   =======    ========

Denominator:
  Weighted average common stock..............    9,844      10,143     10,624    10,188      11,049
                                               =======    ========   ========   =======    ========

Net loss per share:
  Basic and diluted..........................  $ (0.28)   $  (3.32)  $  (2.98)  $ (0.62)   $  (0.98)
                                               =======    ========   ========   =======    ========

    The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented (in thousands):

                                                    DECEMBER 31,                 MARCH 31,
                                           ------------------------------   -------------------
                                             1997       1998       1999       1999       2000
                                           --------   --------   --------   --------   --------
                                                                                (UNAUDITED)
Series A preferred stock.................   3,245      3,245      3,245      3,245      3,245
Series B preferred stock.................   1,967      1,967      1,967      1,967      1,967
Series C preferred stock.................   1,497      1,497      1,497      1,497      1,497
Series D preferred stock.................      --      2,376      2,376      2,376      2,376
Common stock options.....................     994      2,716      3,767      2,661      4,045
Common stock warrants....................     102        130        139        130        121
Unvested restricted stock................      --      1,000         --         --         --

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

    Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of common stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B,

                            TRIPATH TECHNOLOGY INC.

Series C and Series D preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering ("IPO") as if such conversion occurred on January 1, 1999 and 2000, respectively, or at the date of original issuance, if later.

    The resulting pro forma net loss per share can be shown as follows (in thousands, except per share data):

                                                                    THREE MONTH
                                                      YEAR ENDED    PERIOD ENDED
                                                     DECEMBER 31,    MARCH 31,
                                                         1999           2000
                                                     ------------   ------------
Numerator:
  Net loss.........................................    $(31,702)      $(10,809)
                                                       ========       ========
Denominator:
  Weighted average shares..........................      10,624         11,049
  Assumed conversion of Series A preferred stock...       3,245          3,245
  Assumed conversion of Series B preferred stock...       1,967          1,967
  Assumed conversion of Series C preferred stock...       1,497          1,497
  Assumed conversion of Series D preferred stock...       2,376          2,376
                                                       --------       --------
Denominator for pro forma basic and diluted net
  loss per share calculation.......................      19,709         20,134
                                                       ========       ========
Pro forma net loss per share:
  Basic and diluted................................    $  (1.61)      $  (0.54)
                                                       ========       ========

    The calculation of pro forma diluted net loss per share excludes potential common stock, composed of incremental common stock issuable upon the exercise of stock options and common stock warrants, as the effect would be anti-dilutive.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    Effective upon the closing of the IPO, the outstanding shares of Series A, Series B, Series C and Series D preferred stock will automatically convert into an aggregate of 9,084,566 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma statement of stockholders' equity at March 31, 2000.

UNAUDITED INTERIM FINANCIAL INFORMATION

    The accompanying balance sheet as of March 31, 2000, the statements of operations and of cash flow for the three months ended March 31, 1999 and 2000 and the statement of stockholders' equity (deficit) for the three months ended March 31, 2000 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The data disclosed in the financial statements as of such dates and for such periods are unaudited. Results of the three months ended March 31, 2000 are not necessarily indicative of results of the entire year.

                            TRIPATH TECHNOLOGY INC.

NOTE 3--BALANCE SHEET COMPONENTS (IN THOUSANDS):


                                                     DECEMBER 31,
                                                  -------------------    MARCH 31,
                                                    1998       1999        2000
                                                  --------   --------   -----------
                                                                        (UNAUDITED)
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable...........................  $    19    $   444      $   340
  Less: allowance for doubtful accounts.........       --        (30)         (50)
                                                  -------    -------      -------
                                                       19        414          290
                                                  =======    =======      =======
INVENTORIES:
  Raw materials.................................  $    68    $ 1,197      $    12
  Work-in-process...............................       --        164          613
  Finished goods................................       --         20          674
  Inventory held by distributors................       --        920          783
                                                  -------    -------      -------
                                                  $    68    $ 2,301      $ 2,082
                                                  =======    =======      =======
PROPERTY AND EQUIPMENT, NET:
  Furniture and fixtures........................  $   720    $ 1,149      $ 1,282
  Computer equipment............................    2,259      2,782        2,810
  Production equipment..........................       --         94          260
  Leasehold improvements........................       69         83           83
                                                  -------    -------      -------
                                                    3,048      4,108        4,435
  Less: accumulated depreciation and
    amortization................................   (1,077)    (2,015)      (2,240)
                                                  -------    -------      -------
                                                  $ 1,971    $ 2,093      $ 2,195
                                                  =======    =======      =======
ACCRUED EXPENSES:
  Accrued compensation and related benefits.....  $   206    $   342      $   297
  Accrued rent..................................      297        273          270
  Inventory purchase commitments................       --        943        1,082
  Other accrued expenses........................       18         34          185
                                                  -------    -------      -------
                                                  $   521    $ 1,592      $ 1,834
                                                  =======    =======      =======


NOTE 4--BORROWINGS:

    In August 1998, the Company entered into a line of credit agreement with a bank, under which it may borrow up to $1,000,000. In November 1999, the line of credit was extended through October 31, 2000. The line of credit bears interest at the annualized effective rate of the restricted certificate of deposit, which is security for the line of credit, plus 1% per annum. The Company has not borrowed any amounts under the line of credit through December 31, 1999 or March 31, 2000 (unaudited). Borrowings under the line of credit are repayable within 90 days from date of borrowing.

                            TRIPATH TECHNOLOGY INC.

NOTE 5--CONVERTIBLE PREFERRED STOCK:

    Convertible preferred stock at December 31, 1999 consisted of the following (in thousands):

                                                      SHARES            PROCEEDS NET
                                             ------------------------   OF ISSUANCE
                                             AUTHORIZED   OUTSTANDING      COSTS
                                             ----------   -----------   ------------
Series A...................................     3,245        3,245         $ 2,167
Series B...................................     1,967        1,967           3,989
Series C...................................     2,000        1,497          14,971
Series D...................................     3,000        2,376          28,484
                                               ------        -----         -------
                                               10,212        9,085         $49,611
                                               ======        =====         =======

    The holders of convertible preferred stock have various rights and preferences as follows:

CONVERSION

    Each share of Series A, B, C and D convertible preferred stock outstanding is convertible into common stock at any time at the option of the holder based on a formula which currently results in a one-for-one exchange ratio of common for preferred. This formula is subject to adjustments for stock splits, stock dividends, recapitalization and certain dilutive issuances. The shares of preferred stock automatically convert into shares of common stock upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, if the offering results in gross proceeds of at least $15,000,000 or at the election of at least 50% of the holders of convertible preferred stock.

DIVIDENDS

    Noncumulative dividends at the annual rate of $0.06, $0.17, $0.80 and $0.96 per share for Series A, B, C and D convertible preferred stock, respectively, if and when declared by the Board of Directors, are payable to the holders of convertible preferred stock in preference to any dividends for common stock declared by the Board of Directors. No dividends are payable on common stock unless a dividend is paid to convertible preferred shareholders. No dividends have been declared since inception.

LIQUIDATION

    In the event of liquidation, dissolution or winding up of the Company, including the sale of all or substantially all of its assets, or a transaction or series of transactions which will result in the holders of the outstanding voting equity securities of the Company immediately prior to such transaction holding less than 50% of the voting equity securities of the surviving entity immediately following such transaction, the holders of convertible preferred stock are entitled to a per share distribution in preference to holders of common stock equal to $0.68, $2.04, $10.00 and $12.00 for Series A, B, C and D convertible preferred stock, respectively (adjusted for stock splits, combinations or similar events), plus any declared but unpaid dividends. In the event funds are insufficient to make a complete distribution to the holders of convertible preferred stock as described above, the assets will be distributed to the holders of Series A, B, C and D convertible preferred stock in proportion to the full liquidation preference to which each shareholder is entitled.

    In the event funds are sufficient to make a complete distribution to the holders of Series A, B, C and D convertible preferred stock as described above, the remaining assets will be distributed to the holders of Series D convertible preferred stock and common stock, on an as-converted basis, until the

                            TRIPATH TECHNOLOGY INC.

holders of Series D convertible preferred stock receive an aggregate of $24.00 (including amounts previously paid) per share. Thereafter, the remaining assets will be distributed ratably among the common shareholders.

VOTING

    The holders of common stock are entitled to elect three of the Company's five directors and the holders of convertible preferred stock are entitled to elect two of the Company's five directors. Each share of convertible preferred stock is entitled to one vote for each share of common stock into which the preferred stock is convertible.

NOTE 6--COMMON STOCK:

    The Company's Amended and Restated Articles of Incorporation authorize the Company to issue 60,000,000 shares of common stock. At December 31, 1998 and 1999 and March 31, 2000 (unaudited), there were 11,186,349 and 10,899,022 and
11,298,480 shares, respectively, of common stock issued and outstanding.

    The Company has reserved the following number of shares of common stock for future issuance (in thousands):

                                                              DECEMBER 31,    MARCH 31,
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
Conversion of Series A convertible preferred stock..........      3,245          3,245
Conversion of Series B convertible preferred stock..........      1,967          1,967
Conversion of Series C convertible preferred stock..........      2,000          2,000
Conversion of Series D convertible preferred stock..........      3,000          3,000
Common stock warrants.......................................        139            121
Options under stock option plan.............................      3,767          4,045
                                                                 ------         ------
                                                                 14,118         14,378
                                                                 ======         ======

COMMON STOCK WARRANTS

    In August 1997, in connection with a co-operation agreement with Intel Corporation, a shareholder of the Company, the Company issued a fully vested, immediately exercisable and non forfeitable warrant to purchase 102,250 shares of common stock at $1.00 per share. The warrant expires in August 2007. The warrant includes certain registration rights and provides for exercise on a "net share" basis. The Company determined the value of the warrant to be $187,000, based on the Black-Scholes option pricing model, and was recognized as selling, general and administrative expense during the year ended December 31, 1997.

    In March 1998, in connection with the extension of the Company's facility lease, and for services provided by consultants to the Company, the Company issued fully vested, immediately exercisable and non forfeitable warrants to purchase 7,500 and 20,000 shares of common stock, respectively, at $1.50 per share. The warrants expire in March 2008. The warrants include certain registration rights and provide for exercise on an "net share" basis. The Company determined the value of the warrants to be $264,000, based on the Black-Scholes option pricing model. The value attributable to the warrants for the lease of $79,000 is being recognized as selling, general and administrative expense over the term of the lease, which commenced in March 1998. The value attributable to the warrants for consulting services of $185,000 was recognized as selling, general and administrative expense during the year ended
December 31, 1998.

                            TRIPATH TECHNOLOGY INC.

    In July 1999, in connection with a marketing agreement, the Company issued a fully vested, immediately exercisable and non forfeitable warrant to purchase 9,000 shares of common stock at $1.50 per share. The warrant expires in July 2009. The warrant includes certain registration rights and provides for exercise on a "net share" basis. The Company determined the value of the warrant to be $140,000, based on the Black-Scholes option pricing model, and was recognized as selling, general and administrative expense during the year ended December 31, 1999.

NOTES RECEIVABLE FROM SHAREHOLDER FOR THE EXERCISE OF STOCK OPTIONS

    In January 1997 and March 1998, the President of the Company exercised stock options by issuing the Company notes totaling $223,000 and $413,000 (the "Notes"), respectively. The Notes are non-recourse, and bear fixed interest at 6.01% and 5.51%, respectively, compounded semi-annually. The Notes are secured by the underlying shares and the principal and interest are due to be repaid in January 2004 and March 2005, respectively; however, the notes are payable at any time without penalty.

    The Notes have been accounted for in accordance with EITF 95-16 "Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB Opinion No. 25." Due to certain terms of the Notes, the options are being accounted for as variable options, with compensation costs associated with shares purchased with non-recourse notes being recorded at each period end. To the extent the estimated fair value of the Company's stock has increased during the period, additional compensation expense has been recorded.

RESTRICTED COMMON STOCK ISSUED TO OFFICER

    In May 1998, the Company issued 1,000,000 shares of non-voting Class B common stock to an officer of the Company at a price of $1.50 per share. The shares vested at a rate of 25% at the end of the first year and then 2.083% each month thereafter until 100% vested. The Company had the right to purchase unvested shares upon employee termination. In May 1998, the difference between the estimated fair value of the Company's common stock and the stock price of $1.50, totaling $8,600,000, was recorded as deferred stock-based compensation and was being amortized over the vesting period of the underlying stock. In March 1999, the officers' employment was terminated, and at such time all 1,000,000 shares were subject to the Company's right to repurchase the shares. Under the terms of the officers' termination agreement, only 500,000 shares were repurchased by the Company. At the time of the officer's termination, $4,300,000 of deferred stock-based compensation was amortized and, as a result of the termination, additional compensation in the amount of $485,000 relating to the 500,000 shares that the officer retained because the Company did not exercise its right to repurchase the shares, was recorded in March 1999.

NOTE 7--EMPLOYEE BENEFIT PLANS:

1995 STOCK OPTION PLAN

    In July 1995, the Company adopted a stock option plan (the "1995 Plan"), which authorizes the Board of Directors to grant incentive stock options ("ISOs") and nonstatutory stock options ("NSOs") to employees, directors and consultants for up to 2,950,000 shares of common stock. In January 1997 and September 1998, the Board of Directors approved an increase in the number of shares authorized under the 1995 Plan by 21,658 and 3,028,342 shares, respectively. In March 2000 (unaudited), the Board of Directors approved an increase in the number of shares authorized under the 1995 Plan by 2,000,000 shares. ISOs may be granted only to employees of the Company (including officers and Directors who are also employees). NSOs may be granted to employees and consultants of the

                            TRIPATH TECHNOLOGY INC.

Company. No person will be eligible to receive more than 500,000 shares in any fiscal year pursuant to awards under the 1995 Plan other than a new employee of the Company who will be eligible to receive no more than 600,000 shares in the fiscal year in which such employee commences employment.

    Under the 1995 Plan, ISOs are granted at a price that is not to be less than 100% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. NSOs are granted at a price that is not less than 85% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Options generally vest at 25% on the first anniversary of the date of grant and vest in equal monthly installments over the remaining 36 months. Options granted to shareholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options under the Plan may be granted for periods up to 10 years.

    The following table summarizes stock option activity under the 1995 Plan (in thousands, except per share data):

                                                                        OPTIONS OUTSTANDING
                                                                     -------------------------
                                                          OPTIONS                  WEIGHTED
                                                         AVAILABLE                 AVERAGE
                                                            FOR                 EXERCISE PRICE
                                                           GRANT      SHARES      PER SHARE
                                                         ---------   --------   --------------
Balance at December 31, 1996...........................    2,449         502         $0.17
Additional shares reserved.............................       22          --            --
Granted................................................   (1,614)      1,614          0.25
Canceled...............................................       36         (36)         0.20
Exercised..............................................       --      (1,086)         0.22
                                                          ------      ------

Balance at December 31, 1997...........................      893         994          0.24
Additional shares reserved.............................    3,028          --            --
Granted................................................   (2,043)      2,043          1.49
Canceled...............................................       71         (71)         1.50
Exercised..............................................       --        (250)         1.65
                                                          ------      ------

Balance at December 31, 1998...........................    1,949       2,716          1.02
Granted................................................   (2,117)      2,117          1.50
Canceled...............................................      853        (853)         1.48
Exercised..............................................       --        (213)         0.32
                                                          ------      ------

Balance at December 31, 1999...........................      685       3,767          1.22
Additional shares reserved (unaudited).................    2,000          --            --
Granted (unaudited)....................................   (1,091)      1,091          1.83
Canceled (unaudited)...................................      431        (431)         1.37
Exercised (unaudited)..................................       --        (382)         0.89
                                                          ------      ------

Balance at March 31, 2000 (unaudited)..................    2,025       4,045          1.40
                                                          ======      ======

                            TRIPATH TECHNOLOGY INC.

    Significant options groups outstanding at December 31, 1999 and related weighted average exercise prices and contractual life information are as follows:

                                                                      OPTIONS VESTED AND
                                    OPTIONS OUTSTANDING                   EXERCISABLE
                           --------------------------------------   -----------------------
                                                        WEIGHTED                  WEIGHTED
                                           WEIGHTED      AVERAGE                   AVERAGE
                                           AVERAGE      EXERCISE      NUMBER      EXERCISE
                             NUMBER      CONTRACTUAL    PRICE PER   VESTED AND    PRICE PER
RANGE OF EXERCISE PRICES   OUTSTANDING   LIFE (YEARS)     SHARE     EXERCISABLE     SHARE
------------------------   -----------   ------------   ---------   -----------   ---------
$0.07....................      29,500         5.88        $0.07         29,500      $0.07
$0.20....................     590,001         6.46        $0.20        552,055      $0.20
$0.50....................     182,500         7.50        $0.50        182,500      $0.50
$1.50....................   2,965,500         9.03        $1.50        794,080      $1.50
                            ---------                                ---------
                            3,767,501                                1,558,135
                            =========                                =========

FAIR VALUE DISCLOSURES

    Pro forma information regarding net loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

    The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of options of publicly traded companies and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of options.

    The fair value of options at the date of grant was estimated on the date of grant based on the minimum value method as prescribed by SFAS No. 123. The following table summarizes the estimated fair value of options and assumptions used in the SFAS No. 123 calculations:

                                                                                  THREE MONTHS
                                       YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                --------------------------------------       -----------------------
                                  1997           1998           1999           1999           2000
                                --------       --------       --------       --------       --------
Estimated fair value..........   $0.46          $9.47          $ 9.70         $8.98          $10.66
Expected lives (in years).....       5              5               5             5               5
Risk-free interest rate.......    6.66%          5.98%           6.16%         6.06%           6.78%
Dividend yield................      --             --              --            --              --

                            TRIPATH TECHNOLOGY INC.

    Had compensation cost for the Company's stock options been determined based on the fair value of the options at the date of grant using the minimum value method as required by SFAS No. 123, the Company's pro forma net loss would have been as follows (in thousands, except per share data):

                                                                THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,            MARCH 31,
                               ------------------------------   -------------------
                                 1997       1998       1999       1999       2000
                               --------   --------   --------   --------   --------
                                                                    (UNAUDITED)
Net loss:
  As reported................  $(2,771)   $(33,657)  $(31,702)  $(6,289)   $(10,809)
                               =======    ========   ========   =======    ========
  Pro forma..................  $(2,789)   $(34,109)  $(32,162)  $(6,342)   $(11,042)
                               =======    ========   ========   =======    ========

Basic and diluted net loss
  per share:
  As reported................  $ (0.28)   $  (3.32)  $  (2.98)  $ (0.62)   $  (0.98)
                               =======    ========   ========   =======    ========
  Pro forma..................  $ (0.28)   $  (3.36)  $  (3.03)  $ (0.62)   $  (1.00)
                               =======    ========   ========   =======    ========

NOTE 8--DEFERRED STOCK-BASED COMPENSATION:

EMPLOYEE OPTIONS AND RESTRICTED STOCK

    In connection with certain employee stock option grants and issuance of restricted stock to an officer made since January 1998, the Company recognized deferred stock-based compensation, which is being amortized over the vesting periods of the related options and stock, generally four years, using an accelerated basis. The fair value per share used to calculate deferred stock-based compensation was derived by reference to the convertible preferred stock issuance prices. Future compensation charges are subject to reduction for any employee who terminates employment prior to such employee's option vesting date.


    The following tables sets forth, for each of the periods presented, deferred stock-based compensation recorded and the amortization of deferred stock-based compensation (in thousands):


                                                                                           THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                      -------------------------------   -------------------
                                                        1997        1998       1999       1999       2000
                                                      ---------   --------   --------   --------   --------
                                                                                            (UNAUDITED)
Deferred stock-based compensation...................  $     --    $35,070    $10,959    $(4,760)    $9,465
Amortization of deferred stock-based compensation...        --     22,970     12,587      2,630      5,777

NON-EMPLOYEE OPTIONS

    During the period from January 1997 through December 1999, the Company granted options to purchase 605,375 shares of common stock to consultants in exchange for services at exercise prices ranging from $0.20 to $1.50 per share.


    The Company determined the value of the options granted to consultants based on the Black-Scholes option pricing model. The fair value of options granted to consultants was determined using the following assumptions: expected lives of 10 years, risk free interest rates ranging from 4.45% to 5.93%, dividend yield of 0.0% and volatility of 70%. The following table summarizes, for each of the

                            TRIPATH TECHNOLOGY INC.

periods presented, the fair values of the options granted, deferred stock-based compensation recorded and the related amortization recorded (in thousands, except per share data):


                                                                                            THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                                      ------------------------------   -----------------------
                                                        1997       1998       1999       1999           2000
                                                      --------   --------   --------   --------       --------
                                                                                             (UNAUDITED)
Weighted average fair value per share of options
  granted to consultants during the period..........   $0.64      $ 9.81     $10.76      $ --          $11.41
Deferred stock-based compensation...................      96       1,894        594        28             591
Amortization of deferred stock-based compensation...      96       1,168      1,226       269             465


    Unamortized deferred stock-based compensation at December 31, 1998, December 31, 1999 and March 31, 2000 was $12,226,000, $10,566,000 and
$14,380,000, respectively.


    Stock-based compensation attributable to individuals that worked in the following functions is as follows (in thousands):

                                                                                          THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                      ------------------------------   -------------------
                                                        1997       1998       1999       1999       2000
                                                      --------   --------   --------   --------   --------
Manufacturing/operations (cost of revenues).........    $--      $    --    $    43     $   --     $   20
Research and development............................     96        2,753      6,891        365      2,911
Selling, general and administrative.................     --       21,385      6,879      2,534      3,311
                                                        ---      -------    -------     ------     ------
  Total stock-based compensation....................    $96      $24,138    $13,813     $2,899     $6,242
                                                        ===      =======    =======     ======     ======

NOTE 9--INCOME TAXES:

    At December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $28,168,000 and $13,408,000, respectively, which expire in varying amounts beginning in 2004 through 2019. In addition, the Company has credit carryforwards of approximately $514,000 for federal and $383,000 for state purposes. The federal carryforwards expire in varying amounts through 2019. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which could cause limitations in the amount of net operating loss and tax credit carryforwards that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

                            TRIPATH TECHNOLOGY INC.

    Deferred taxes comprise of the following (in thousands):

                                                              DECEMBER 31,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
Deferred tax assets:
  Net operating loss carryforwards.......................  $ 5,032    $ 10,359
  Non-deductible reserves and accruals...................       --         602
  Credit carryforwards...................................      248         897
                                                           -------    --------
    Total deferred tax assets............................    5,280      11,858
  Less: Valuation allowance..............................   (5,280)    (11,858)
                                                           -------    --------
    Net deferred tax assets..............................  $    --    $     --
                                                           =======    ========

    The Company believes that, based on number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, recent increase in expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

NOTE 10--COMMITMENTS AND CONTINGENCIES:

LEASES

    The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through November 2002. Rent expense for operating leases was as follows (in thousands):

                                                                                THREE MONTHS
                                             YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                          ------------------------------   -----------------------
                                            1997       1998       1999       1999           2000
                                          --------   --------   --------   --------       --------
                                                                                 (UNAUDITED)
Rent expense............................    $187       $953      $1,084      $244           $300

    Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

                                                              OPERATING
YEAR ENDING DECEMBER 31,                                       LEASES
------------------------                                      ---------
2000........................................................   $1,026
2001........................................................    1,038
2002........................................................      964
                                                               ------
Total minimum lease payments................................   $3,028
                                                               ======

                            TRIPATH TECHNOLOGY INC.

CONTINGENCIES

    From time to time, in the normal course of business, various claims are made against the Company. In the opinion of the Company's management, there are no pending claims, the outcome of which is expected to result in a material adverse effect on the financial position or results of operations of the Company.


NOTE 11--SUBSEQUENT EVENTS:


REINCORPORATION

    On [          ], 2000, the Company was reincorporated in the State of
Delaware. All information included in these financial statements has been adjusted to reflect this reincorporation.


SUBSEQUENT STOCK OPTION GRANTS (UNAUDITED)



    Subsequent to March 31, 2000, through June 30, 2000, the Company granted 3,472,731 common stock options to employees and non-employees at exercise prices ranging from $8.00 to $12.00 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,500,000 SHARES

                            TRIPATH TECHNOLOGY INC.

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                                   PROSPECTUS

                                           , 2000

                                   ---------

                              SALOMON SMITH BARNEY

                           DEUTSCHE BANC ALEX. BROWN

                           U.S. BANCORP PIPER JAFFRAY

                             DAIN RAUSCHER WESSELS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Tripath Technology Inc. in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee........................................  $   31,878
NASD filing fee.............................................      15,500
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................     350,000
Legal fees and expenses.....................................     500,000
Accounting fees and expenses................................     450,000
Blue Sky fees and expenses..................................       3,000
Transfer Agent and Registrar fees...........................      20,000
Miscellaneous expenses......................................     184,622
                                                              ----------
  Total.....................................................  $1,650,000
                                                              ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article Eight of the Registrant's amended and restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article Six of the Registrant's amended and restated Bylaws provides for the indemnification of officers, directors and employees or agents acting on behalf of the Registrant to the fullest extent permissible under Delaware law.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's amended and restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Since inception, we have issued unregistered securities to a limited number of persons as described below:

COMMON STOCK:

(1) In July 1995, we sold 6,000,000 shares of our common stock at a price of $0.0003 per share to Dr. Adya S. Tripathi, our Chief Executive Officer, for a purchase price of $1,800.

(2) In January 2000, we sold an aggregate of 17,000 shares of our common stock at a price of $12.00 per share to four consultants in consideration of past services rendered for an aggregate value of $204,000.

PREFERRED STOCK:

(1) In August 1995, we sold an aggregate of 2,000,000 shares of our Series A preferred stock at a price of $1.00 per share to two corporate accredited investors for an aggregate purchase price of $1,000,000.

(2) In September 1995, we sold an aggregate of 70,000 shares of our Series A preferred stock at a price of $1.00 per share to an institutional and two individual accredited investors for an aggregate purchase price of $70,000.

(3) In December 1995, we sold an aggregate of 130,000 shares of our Series A preferred stock at a price of $1.00 per share to a corporate accredited investor and two individual accredited investors for an aggregate purchase price of $130,000.

(4) In February 1996, we sold 333,333 shares of our Series B preferred stock at a price of $3.00 per share to a corporate accredited investor for a purchase price of $999,999.

(5) In August 1997, we sold an aggregate of 1,497,250 shares of our Series C preferred stock at a price of $10.00 per share to several institutional investors, two corporate accredited investors and one individual accredited investor for an aggregate purchase price of $14,972,500.

(6) In September 1998, we sold an aggregate of 1,266,668 shares of our Series D preferred stock at a price of $12.00 per share to two institutional investors, one corporate accredited investor and one individual accredited investor for an aggregate purchase price of $15,200,016.

(7) In December 1998, we sold an aggregate of 1,108,998 shares of our Series D preferred stock at a price of $12.00 per share to several institutional investors, one corporate accredited investor and five individual accredited investors for an aggregate purchase price of $13,307,996.

    The sale and issuance of the above securities were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act or Regulation D promulgated thereunder.

STOCK OPTIONS:


(1) From inception through June 30, 2000, we granted stock options to acquire an aggregate of 9,838,064 shares of our common stock at prices ranging from $0.0003 to $12.00 per share to employees, consultants and directors pursuant to our 1995 Stock Plan (all of which were assumed by our 2000 Stock Plan).



(2) From inception through June 30, 2000, we issued an aggregate of 2,459,175 shares of our common stock to employees, consultants and directors pursuant to the exercise of stock options granted under our 1995 Stock Plan, for an aggregate consideration of $1,580,565.


    The sale and issuance of the above securities were deemed to be exempt from registration in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation or Section 4(2) of the Securities Act.

COMMON STOCK WARRANTS:

(1) In August 1997, we issued a warrant to acquire 102,250 shares of our common stock at an exercise price of $1.00 per share to a corporate accredited investor.

(2) In March 1998, we issued a warrant to acquire 7,500 shares of our common stock at an exercise price of $1.50 per share to an individual accredited investor.

(3) In March 1998, we issued a warrant to acquire 2,500 shares of our common stock at an exercise price of $1.50 per share to an individual accredited investor.

(4) In July 1999, we issued a warrant to acquire 9,000 shares of our common stock at an exercise price of $1.50 per share to a corporate accredited investor.

(5) In March 2000, we sold an aggregate of 17,500 shares of our common stock at a price of $1.5000 per share to two individual accredited investors for an aggregate purchase price of $26,250, upon the exercise of outstanding warrants.

    The sales of the above securities were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. All recipients were either accredited or sophisticated investors, as those terms are defined in the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through their relationship with us, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits


 EXHIBIT
 NUMBER
---------
     *1.1   Form of Underwriting Agreement
     *3.1   Form of Restated Certificate of Incorporation of the
            Registrant (Delaware) to be effective upon closing of the
            offering
     *3.2   Form of Bylaws of the Registrant (Delaware)
     *4.1   Form of Registrant's common stock certificate
     *5.1   Opinion of Wilson Sonsini Goodrich & Rosati
    *10.1   Form of Indemnification Agreement between the Registrant and each of its directors and officers
    *10.2   License and Supply Agreement with STMicroelectronics, Inc., dated July 9, 1999
    *10.3   Lease for Registrant's headquarters located at 3900 Freedom
            Circle, Santa Clara CA
    *10.4   2000 Stock Plan and form of option agreement
    *10.5   2000 Employee Stock Purchase Plan
    *10.6   Second Amended and Restated Shareholder Rights Agreement
            between the Registrant and certain stockholders, dated
            September 15, 1998
     23.1   Consent of PricewaterhouseCoopers LLP, Independent
            Accountants
    *23.2   Consent of Wilson Sonsini Goodrich & Rosati (see Exhibit
            5.1)
    *24.1   Power of Attorney
     27.1   Financial Data Schedules


------------------------

*   Previously filed


(b)  Financial Statement Schedules

    None.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, State of California, on the 30th day of June, 2000.


                                                       TRIPATH TECHNOLOGY INC.

                                                       By           /s/ DR. ADYA S. TRIPATHI
                                                            ----------------------------------------
                                                                      Dr. Adya S. Tripathi
                                                                  PRESIDENT AND CHIEF EXECUTIVE
                                                                 OFFICER, CHAIRMAN OF THE BOARD

    Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:


                    NAME                                        TITLE                       DATE
                    ----                                        -----                       ----
          /s/ DR. ADYA S. TRIPATHI              President and Chief Executive Officer   June 30, 2000
    ------------------------------------            (Principal Executive Officer)
            Dr. Adya S. Tripathi

            /s/ JOHN J. DIPIETRO                 Chief Financial Officer (Principal     June 30, 2000
    ------------------------------------           Financial and Accounting Officer)
              John J. DiPietro

                      *                                       Director                  June 30, 2000
    ------------------------------------
               Tsuyoshi Taira

                      *                                       Director                  June 30, 2000
    ------------------------------------
              Bernard T. Marren

                      *                                       Director                  June 30, 2000
    ------------------------------------
                Charles Jungo

                      *                                       Director                  June 30, 2000
    ------------------------------------
                 Sohail Khan



*By:            /s/ DR. ADYA S. TRIPATHI
             -------------------------------                    Attorney-in-fact              June 30, 2000
                  Dr. Adya S. Tripathi

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER
---------
     *1.1   Form of Underwriting Agreement

     *3.1   Form of Restated Certificate of Incorporation of the
            Registrant (Delaware) to be effective upon closing of the offering

     *3.2   Form of Bylaws of the Registrant (Delaware)

     *4.1   Form of Registrant's common stock certificate

     *5.1   Opinion of Wilson Sonsini Goodrich & Rosati

    *10.1 Form of Indemnification Agreement between the Registrant and each of its directors and officers

    *10.2 License and Supply Agreement with STMicroelectronics, Inc., dated July 9, 1999

    *10.3   Lease for Registrant's headquarters located at 3900 Freedom
            Circle, Santa Clara CA

    *10.4   2000 Stock Plan and form of option agreement

    *10.5   2000 Employee Stock Purchase Plan

    *10.6 Second Amended and Restated Shareholder Rights Agreement between the Registrant and certain stockholders, dated
            September 15, 1998

     23.1   Consent of PricewaterhouseCoopers LLP, Independent
            Accountants

    *23.2   Consent of Wilson Sonsini Goodrich & Rosati (see Exhibit
            5.1)

    *24.1   Power of Attorney

     27.1   Financial Data Schedules


------------------------


*   Previously filed